As filed with the Securities and Exchange Commission on September 25, 2009

Registration No. 333-__________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Methes Energies International Ltd.
(Exact name of registrant as specified in its charter)

Nevada	2860	71-1035154
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

45 Main Street, Suite 309
Brooklyn, New York 11201
(718) 250-0177

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michel G. Laporte, President
Methes Energies International Ltd.
45 Main Street, Suite 309
Brooklyn, New York 11201
Telephone: (718) 250-0177

(Name, Address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Scott D. Olson
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204
Telephone: (503) 294-9463
Facsimile: (503) 220-2480

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share	4,974,962	$ 2.00	$ 9,949,924	$ 555.21

(1)
Estimated solely for the purpose of computing the amount of the registration fee required by Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457 under the Securities Act of 1933.  No exchange or over the counter market exists for our common stock.  The most recent price paid for our common stock in a private placement was $2.00.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information contained in this prospectus is not complete and may be changed. Securities included in the registration statement, of which this prospectus is a part, may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, dated September 25, 2009

METHES ENERGIES INTERNATIONAL LTD.

4,974,962 Shares of Common Stock

The selling shareholders identified on pages 17 of this prospectus are offering on a resale basis a total of 4,974,962 shares of our common stock.

There is no current trading market for any of our securities and this offering is not being underwritten.  These securities will be offered for sale by the selling shareholders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus titled “Plan of Distribution.”  We intend to cause a market maker to submit an application for quotation of our common stock on the OTC Bulletin Board. If and when our common stock becomes listed on the OTC Bulletin Board, the shares owned by the selling shareholders may be sold in the over-the-counter market at prevailing market prices or otherwise in privately negotiated transactions.

We are not selling any shares of common stock in this offering and will not, therefore, receive any proceeds from the sale of any common stock by the selling shareholders.  All costs associated with this registration will be borne by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in our common stock involves significant risk.  See “Risk Factors” beginning on page 7 for information you should consider before purchasing shares of our common stock.

The date of this prospectus is ___________, 2009

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements and the results shown herein are not necessarily indicative of the results to be expected in any future periods. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Description of Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

Company Overview

Methes Energies International Ltd., a Nevada corporation (“Methes International” – fka Global Biodiesel Ltd.), through its wholly-owned subsidiaries Methes Energies Canada Inc., an Ontario corporation (“Methes Canada”), and Methes Energies USA Ltd., a Nevada corporation (“Methes USA”), is in the business of producing and distributing biodiesel and selling biodiesel processors and related services throughout North America.   Methes International, Methes Canada and Methes USA are referred to in this section collectively as “we,” “us” and the “company” unless the context indicates otherwise, in which case such terms refer just to Methes International.

Biodiesel Production

We currently produce biodiesel at our demonstration and production facility located in Mississauga, Ontario (“Mississauga”).  The Mississauga facility, which is designed to use a wide array of renewable agricultural-based feedstock, uses primarily animal fats to produce biodiesel and has current production capacity of approximately 1.3 million gallons of biodiesel per year (“mgy”).  We also are in the process of constructing a 6.6 mgy biodiesel production facility in Sombra, Ontario, Canada (“Sombra”) which we will own and operate.  For Sombra, we recently acquired a former chemical facility with existing relevant site infrastructure.  We anticipate that the Sombra facility, once renovations are complete, will be able to utilize animal fats and vegetable oils as feedstock.  We anticipate the final total cost for the acquisition, construction and commencement of operations at the Sombra facility will be approximately $8,821,000, of which approximately $2,600,000 has been paid to date.

Biodiesel Processors

Our biodiesel processors, which we market for sale under the name “Denami 600,” are each capable of producing approximately 1,321,000 gallons (5 million liters) of biodiesel per annum.  The Denami 600 produces ASTM compliant biodiesel in an unmanned and remotely controlled environment via a continuous flow biodiesel modular process system.  The processor produces 600 liters per hour of grade B100 biodiesel fuel, all of which exceeds current ASTM biodiesel standards.  We believe this state-of-the-art design is the industry’s first compact, fully automated processor that offers the flexibility of using a wide variety of feedstock options.  Examples of feedstock that can be used include soy oil, canola oil, beef tallow, poultry fat, and choice white grease (“CWG”). We offer our customers who purchase our biodiesel processors four distinct methods to become involved in the ASTM quality biodiesel production business:  Pipe-to-Pipe, Turn-key Production Line, Complete Turn-key Solution, and Management Solution.  We also can assist our customers with every step of their biodiesel production with our services in feedstock procurement, biodiesel off-take, permitting and testing.

Current Market Opportunity

Biodiesel Production

The biodiesel market in Canada is expected to experience rapid growth over the next four years as a result of the two percent biodiesel mandate to be adopted by the Canadian government no later than 2012, whereby two percent of all diesel fuel and heating oil sold in Canada will need to be from biodiesel.  We currently export a major percentage of our biodiesel production to the United States, and will continue to do so, until such time as the Canadian government implements its two percent biodiesel mandate.  In order to meet this impending biodiesel mandate in Canada, approximately 158.5 million gallons of annual biodiesel production will be required by 2012.  According to Biodiesel Magazine, there are currently nine plants in Canada (including our Mississauga facility) with the capacity to produce 37.5 million gallons per year and four plants under construction or expansion (including our Sombra facility) that are expected to add additional production capacity of approximately 27 million gallons per year.

The U.S. biodiesel market grew at a fast pace during the early part of this decade, stimulated largely by federal and state policies and regulations promoting cleaner air and tax credits and incentives.  As of May 2009, Biodiesel Magazine estimates that there is capacity to produce approximately 2.28 billion gallons of biodiesel in the United States annually, with an additional 285 million gallons production capacity estimated to be under construction or expansion.  There are, however, approximately 47 plants in the U.S. with an estimated annual capacity of 595 million gallons that are not currently in production, presumably due to unfavorable market conditions, including decreased demand for fuel generally and the recent collapse of financial markets.

The future demand for biodiesel will depend in part on whether foreign, federal, state and local government incentives and mandates are maintained or expanded and on the demand for diesel fuel in general.  The diesel fuel market is relatively large and growing slowly.  We anticipate that the demand for biodiesel will increase as automobiles and small trucks shift to using diesel to take advantage of the benefits of biodiesel and biodiesel blends.

Biodiesel Processors

If the demand for biodiesel increases in the near future as expected, the market for biodiesel processors should likewise grow.  We believe that the future of the biodiesel processor business will see increased demand for small-to-medium size processors with production capacities that range from one million to three million gallons per year.  A significant advantage of using smaller processors is that producers are better able to source local feedstock and sell their biodiesel to local markets, which lower the associated supply and transportation costs to the processing facility.  Smaller facilities also provide “speed to market” and allow the producer to start commercial operations on a small scale and later increase production capacity by adding processors at the same facility if demand exceeds current capacity.  This concept allows the producer to “grow with the local market” and assume less risk when starting the business.

Only a few companies, located primarily in North America and Europe, are currently in the business of manufacturing and selling biodiesel processors.  Most of these manufacturers currently build processors to the customer’s requested capacity specifications, which vary in production capacity from approximately one to forty million gallons per year.  We believe that relatively few companies are in the business of manufacturing and selling biodiesel processors because of the complexity of building reliable processors that make quality biodiesel. Because of the anticipated future growth of the biodiesel market, the relatively few companies currently manufacturing processors, and the relatively small size of our Denami 600 processor, we believe that we are well positioned to succeed in the biodiesel processor market.

Our Competitive Strengths

We believe that our competitive strengths include the following:

•
Adjustable Processors.  The quality of feedstock can vary significantly, even if it comes from the same source, an issue that normally required modifications to previously implemented production parameters. However, we believe the continuous flow design of the Denami 600 allows for rapid and continuous fine tuning of the production process, a feature that allows for consistent delivery of high-quality biodiesel notwithstanding variations in feedstock quality.

•
Use of Multiple Feedstocks.  In addition to controlling the chemical reactions that are part of the production process, the polishing and cleaning of biodiesel is crucial for producing biodiesel that meets stringent ASTM and EN standards. Because feedstocks produce a range of impurities with differing characteristics, many processors are unable to polish and clean biodiesel produced from multiple feedstocks. Because the polishing module in the Denami 600 is both simple and robust, multiple feedstocks, including soy oil, pork lard and beef tallow, can be used to produce high-quality biodiesel.

•
Modular Design. As the biodiesel industry matures, the ASTM and EN standards will continue to evolve, which will require modifications to current production processes and upgrades to existing equipment.  The modular design of the Denami 600 ensures that upgrades to components of the process are easy and cost effective.

•
Scalable Production Capacity.  The relatively small production capacity of the Denami 600 requires a relatively small investment in capital to start a production facility, with additional units added to existing operations with relative ease. Expanding production through a modular concept also provides more flexibility in processing different feedstocks, as the production process can be grouped by type of feedstocks or by feedstock from a particular source.

•	We Own Our Technology. We own our technology and do not rely on any one third party for research and development efforts for making improvements.

  Corporate History and Information

Our wholly owned subsidiary Methes Canada is an Ontario corporation, which was incorporated on December 23, 2004.  Methes International was incorporated in Nevada on June 27, 2007 and acquired all of the outstanding capital stock of Methes Canada on September 17, 2007.  We began offering our biodiesel processors for sale in February 2008 when we exercised our option to purchase the rights to our Denami 600 biodiesel processor technology.  We began producing biodiesel at our demonstration and production facility located in Mississauga, Ontario in July 2008.

Our principal executive office is located at 45 Main Street, Suite 309, Brooklyn, New York 11201 and our telephone number is (718) 250-0177.   Our website address is http://www.methes.com.  None of the information on our website is incorporated into or otherwise constitutes a part of this prospectus.

THE OFFERING

Common Stock Offered:	The selling shareholders are offering a total of 4,974,962 shares of common stock.

Common Stock Outstanding:
As of the date of this prospectus, there were 19,899,838 shares of common stock issued and outstanding.  Additionally, we have reserved for issuance 1,500,000 shares of common stock pursuant to our 2008 Directors, Officers and Employees Stock Option Plan, 1,220,000 of which are subject to outstanding option awards.

Use of Proceeds:	We will not receive any proceeds from the sale of any shares of common stock by the selling shareholders.

Market for Common Stock:
There is no current trading market for the common stock.  Once this registration statement is declared effective, we intend to cause a market maker to submit an application for quotation of our common stock on the OTC Bulletin Board.

Risk Factors:	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business. You should read this summary financial data in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

 We derived the consolidated statements of operations data for the years ended November 30, 2008 and 2007, and the consolidated balance sheet data as of November 30, 2008 and 2007, from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the six months ended May 31, 2008 and 2009, and the unaudited consolidated balance sheet data as of May 31, 2009, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Results for the six months ended May 31, 2009 are not necessarily indicative of the results to be expected for the fiscal year ending November 30, 2009. Our historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statement of Operations Data	Six months ended May 31, (Unaudited)		Year ended November 30,
	2009	2008	2008	2007
Revenue
Biodiesel	$252,089	$8,024	$104,623	$49,235
Feedstock	6,803	946	4,150	54,368
Fuel	-	-	-	-
Total Revenue	258,892	8,970	108,773	103,603
Cost of goods sold	199,318	14,172	106,553	6,621
Gross Profit (Loss)	59,574	(5,202)	2,220	96,982

Operating Expenses
Professional fees	112,101	61,867	179,931	59,053
Consulting fees	-	-	-	39,164
Research and Development	13,793	88,647	177,393	68,525
Salaries	242,812	218,731	487,974	210,980
Interest expense (income)	179	-	(7,644)	33,773
Other expenses (including stock option expenses of $59,846 in 2009)	292,143	240,719	780,586	210,335
Total Operating Expenses	661,028	609,964	1,618,240	621,830
(Loss)	(601,454)	(615,166)	(1,616,020)	(524,848)
Income tax benefit (expense)	-	-	-	-

Net (Loss)	$(601,454)	$(615,166)	$(1,616,020)	$(524,848)

Net (Loss) Per Common Share Basic	$(0.03)	$(0.03)	$(0.09)	$(0.05)
Weighted Average Number of Common Shares	19,633,268	17,782,158	18,528,664	9,768,080

Consolidated Balance Sheet Data	Six months ended	As of November 30,
	May 31, 2009	2008	2007
Current Assets	(Unaudited)
Cash	$102,298	$566,282	$1,334,410
Receivable	29,384	54,532	45,790
Income taxes	-	-	65,318
Inventory	259,524	162,099	14,226
Prepaid expenses	59,917	53,750	28,001
Total Current Assets	451,123	836,663	1,487,745
Fixed Assets	3,283,978	3,285,939	1,044,769
Total Assets	$3,735,101	$4,122,602	$2,532,514
Current Liabilities
Accounts payable	$364,052	$237,516	$523,499
Accrued expenses	-	121,245	458,388
Total Current Liabilities	364,052	358,761	981,887
Long Term Liabilities	-	-	-
Stockholders’ Equity
Common stock, $0.001 par value, 75,000,000 shares authorized, 19,663,060 issued at May 31, 2009, 19,604,757 at November 30, 2008	19,663	19,605	17,415
Additional paid in capital	6,450,177	6,283,062	2,235,969
Comprehensive (loss)	(180,529)	(222,018)	(1,969)
Accumulated (deficit)	(2,918,262)	(2,316,808)	(700,788)
Total Stockholders’ Equity	3,371,049	3,763,841	1,550,627

Total Liabilities and Stockholders’ Equity	$3,735,101	$4,122,602	$2,532,514

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively affect our business, results of operations or financial condition in the future. If any of the following events or outcomes actually occurs, our business, operating results and financial condition could be materially and adversely affected. As a result, the value of our common stock could decline and you may lose all or part of the money you paid to purchase our common stock.

Risks Related to Our Company and the Biodiesel Industry

We have a history of losses, expect to continue to incur losses and may never achieve profitability. Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern and the failure to raise additional capital could place our continued viability in question.

We incurred a net loss of $601,454 for the six months ended May 31, 2009 and $1,616,020 for the year ended November 30, 2008.  At November 30, 2008, our accumulated deficit amounted to $2,316,808. During the six months ended May 31, 2009, net cash used in operating activities equaled $491,442.  At May 31, 2009, our equity equaled $3,371,049.  Our independent registered public accounting firm has issued its report, which includes an explanatory paragraph for going concern uncertainty in our financial statements as of November 30, 2008.  We expect to continue incurring losses for the foreseeable future and must raise additional capital from external sources to sustain our current operations, carry out our business plan, develop markets for the sale of our products and continue as a going concern. In particular, we must raise approximately $6,221,000 in additional capital before we can finish construction and operate our Sombra plant at its maximum design capacity of 6.6 mgy.   If we are unable to generate the required additional capital, our ability to meet our financial obligations and to implement our business plan may be adversely affected.  We currently have no commitments to obtain additional capital, and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.  If we are not successful in raising additional working capital to support our operations and implement our business plan, we may be forced to curtail our operations, take additional measures to reduce costs, modify our business plan, and consider strategic alternatives that could include a sale of our business or filing for bankruptcy protection.

We are a development stage company with a limited operating history and a small employee base, which makes an investment in us highly speculative.

      We began our business, through our subsidiary Methes Canada, on December 23, 2004 and commenced commercial operations at our Mississauga plant in July 2008.  Our business plan for the production of biodiesel is primarily based upon the construction and operation of a 6.6 mgy biodiesel production facility in Sombra, and we have not yet completed construction of the plant.  Our business also involves the sale of biodiesel processors, and we have not sold any such units to date. Accordingly, we have a limited operating history from which you can evaluate our business and prospects.  In addition, our prospects must be considered in light of the inherent risks, expenses and difficulties encountered by companies in the early stages of development, particularly companies in rapidly evolving markets, such as the biodiesel market, where supply and demand may change significantly in a short amount of time.  Some of these risks relate to our potential inability to:

•           effectively manage our business and operations;
•           recruit and retain key personnel;
•           manage rapid growth in personnel and operations;
•           raise capital to implement our business plan or address unforeseen capital requirements;
•           overcome competitive disadvantages against larger and more established companies; and
•           successfully address the other risks described throughout this prospectus.

If we cannot successfully address these risks, our business and our results of operations and financial position would suffer.

We may not be able to secure additional necessary funding on favorable terms, or at all, in order to sustain our current operations, execute on our business plan and market our products.

We must seek additional capital to support our ongoing operations and complete construction of our Sombra plant.  We may raise these additional funds from public and private debt or equity offerings, borrowings under bank or lease lines of credit, or other sources. Any additional financing may not be available on a timely basis, on terms acceptable to us, or at all. Such financing may be dilutive to shareholders or may require us to grant a lender a security interest in our assets, which could be detrimental to our shareholders if we are unable to repay our obligations. The amount of money we will need may depend on many factors, including:

•           an increase in the cost of constructing or commencing operation at our Sombra biodiesel plant;
•           a material increase in the cost of the feedstock and other materials we need for our operations;
•           a decrease in the price we receive for our biodiesel, which would reduce our revenues; and
•           an increase in the cost of operating our biodiesel plant.

If adequate funds are not available, we may incur further delays in completing our Sombra plant or be required to curtail or cease our operations altogether.  We also may have to reduce biodiesel production or other resources devoted to our operations. Any of these results would materially harm our business, financial condition and results of operations.

Additional delays due to, among other things, labor or material shortages, permitting or zoning issues, or opposition from local groups may hinder our ability to commence operations at the Sombra plant, which would harm our business, financial condition and results of operations.

While we have spent approximately $2,600,000 to date to acquire and begin construction on the Sombra plant, we require a minimum of approximately $400,000 in additional capital before we can complete construction at the plant and begin commercial operations with a reduced production capacity of 1.3 mgy. To build the Sombra plant to its full design capacity of 6.6 mgy, we will require a total of approximately $6,221,000 in additional capital.  Because we do not have the required capital to complete construction, as of March 2009 we have limited the construction work underway at the Sombra plant.  Assuming we are able to raise the additional required capital, our timetable for completion of the Sombra plant and commencement of operations with one processor is approximately four months, with the remaining four processors coming online approximately ten months later.  This construction schedule depends upon several assumptions, including the successful negotiation and execution of necessary construction-related agreements and the absence of unexpected delays.  We may experience further delays in the construction of the Sombra plant for any number of reasons, including compliance with permitting and zoning requirements, opposition from local groups, shortages of labor or material, defects in materials or workmanship, changes in interest rates or the credit market, or policy changes at the Canadian federal, provincial or local level.  There can be no assurance that we will be able to raise the additional required capital, complete construction and operate the Sombra plant at full design capacity.  If construction resumes, any further delay in our timetable for construction and the commencement of operations at the Sombra plant will impact our ability to generate revenue and achieve profitability, which would have an adverse material effect on our business, our financial condition and our results of operations.

Significant increases in the cost of constructing the Sombra plant may further delay or cause us to abandon construction of the Sombra facility, which would materially impact our ability to achieve profitability and the value of your shares.

There can be no assurance that the final cost of acquiring the Sombra facility, completing construction and commencing operations will not be significantly higher than budgeted.  Many events and conditions, including economic factors, site conditions, design modifications and set-up delays or overruns, could also lead to significant increases in project costs.  Furthermore, we need to obtain and comply with a number of permitting requirements, many of which can be costly and time consuming.  As a condition to granting necessary permits, regulators may make additional demands that increase the costs of constructing and operating the plant.  If any of these events occurs, we could be forced to seek additional debt or equity financing beyond what we currently expect to need, which may not be immediately available, may not be available on favorable terms, or may not be available at all.  If additional capital is required, we may experience additional significant construction delays, abandon the Sombra project or fail to achieve profitability, any of which would have a material adverse effect on our business, our financial condition and our results of operations, and significantly diminish or eliminate the value of your shares.

We may materially modify our business plan for any number of reasons, which may cause us to incur additional costs or further delay the expansion of our production capacity, which would harm our business, financial condition and results of operations.

Our biodiesel production business plan is primarily based upon the construction and operation of our 6.6 mgy production facility in Sombra, Ontario. To date, we have spent approximately $2,600,000 to acquire and begin construction on the Sombra plant.  We may materially modify our existing business plan in response to any number of circumstances, including our inability to raise additional required capital, unexpected increases in the cost of constructing and operating the Sombra facility, continuing significant delays in the construction of the Sombra plant, changed circumstances in the biodiesel industry generally, or the continuation or worsening of the current crisis affecting North American and global credit and financial markets.  We may modify our business plan in any number of ways, including decreasing the design capacity of the Sombra facility, abandoning the Sombra site for an alternative location, or building a number of facilities with design capacities significantly smaller than 6.6 mgy.  Any material modification to our business plan may result in higher than anticipated construction and start-up costs at the Sombra facility, require us to abandon the Sombra facility with or without the ability to recoup acquisition, design and construction costs incurred to date; may cause significant delays before we are able to increase our current production capacity, cause our annual biodiesel production to be significantly below our current estimates, or result in higher than anticipated operating costs, any of which could have an adverse material effect on our business, our financial condition and our results of operations.

We operate in an intensely competitive industry and we may not be able to compete effectively.

The market for the manufacture, marketing and sale of alternative fuels is highly competitive. According to the National Biodiesel Board, as of June 22, 2009, there were at least 173 companies engaged in the development, manufacture and marketing of biodiesel fuel in the United States. The current maximum production capacity in the United States is estimated to be approximately 2.28 billion gallons annually, with an additional 285 mgy under construction or expansion.  While a substantial amount of United States biodiesel production was previously exported to the European Union, the recent imposition of import tariffs by the European Union on biodiesel produced in the United States has been reported to have halted this trade flow and eliminated this market.  Competition could be intense and result in increases in the costs of feedstock, plant construction and operating expenses, as well as make it more difficult to attract and retain qualified engineers, chemists and other employees whose services could be key to our operations as they develop. Larger companies that are already engaged in this business may have access to greater financial and other resources, making it difficult to compete with them in recruiting and retaining qualified employees, in acquiring attractive locations for the construction and operation of future production facilities, and selling our products at competitive prices.

Moreover, if production capacity in the industry increases faster than demand for alternative fuels (including synthetic diesel fuel), sale prices could be depressed. Falling oil prices may have a negative effect on the demand for our biodiesel and processors.  In addition to competition from other companies engaged in producing alternative fuel, we will continue to compete with producers of petroleum fuels.  Competition from other companies producing alternative fuels may increase if energy prices on the commodities market, including the price of oil and alternative fuel, rise. Additionally, new companies are constantly entering the market, thus increasing the competition for capital and other resources. If we are unable to compete effectively or adequately respond to competitive pressures, our results of operation and financial condition may be materially adversely affected.

New plants under construction or decreases in the demand for biodiesel may result in excess production capacity in our industry.

We expect that the number of biodiesel producers and the amount of biodiesel produced will likely continue to increase in the near future, which may lead to excess biodiesel production capacity.  In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive can result in the reduction of the market price of biodiesel to a level that is inadequate to generate sufficient cash flow to cover costs.  Excess capacity may also result from decreases in the demand for biodiesel, which could result from a number of factors, including increased governmental regulation, the elimination or modification of governmental incentives, the development of other technologies or products that compete with biodiesel, or reduced fuel consumption generally. Excess capacity in the biodiesel industry or the reduction of the market price for biodiesel could have an adverse effect on our results of operations, cash flows and financial position.

The production of biodiesel requires that we purchase significant amounts of feedstock that we may be unable to procure.

Biodiesel production requires significant amounts of feedstock.  We use animal and vegetable oils as the feedstocks at our Mississauga facility, and will use the same feedstocks at our Sombra facility.  We have not entered into any supply agreements with sources of feedstock that we need to produce biodiesel, though we have confirmed with one supplier that it presently has sufficient quantities of feedstock to meet our anticipated needs.  Increased demand for any of our feedstocks, whether due to increases in our own capacity, the construction of additional biodiesel production by competitors of facilities utilizing the same feedstock in the same general vicinity as our facilities, increased industry competition generally, or otherwise, may reduce our ability to procure sufficient quantities of feedstock to operate our plants at capacity.  We may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages.  Any such shortage could require us to suspend or significantly reduce operations until sufficient feedstock is available on economical terms, which would have a material adverse effect on our business, results of operations and financial position.

Our business is highly sensitive to animal and vegetable oil prices, and any future price increases will increase our operating costs and may adversely affect our operating results.

Once we complete the construction of the Sombra plant, we will require significant amounts of virgin animal and vegetable oil to produce biodiesel.  As a result, any increase in the price of these feedstocks may significantly affect our business.  The price of animal and vegetable oils may increase as a result of many factors, including a significant reduction in supply because of weather or disease, or increases in demand because of increased biodiesel production or increased demand from other industries.  Because there is little correlation between the price of animal and vegetable oils and the price of biodiesel, which tends to track petroleum prices, increases in animal and vegetable oil prices generally produce lower profit margins for biodiesel producers using these oils as their feedstock.  Biodiesel producers generally cannot pass increased procurement costs on to our customers. Furthermore, increased biodiesel production from new or expanded biodiesel production facilities may increase the demand for animal and vegetable oil and increase the prices of these oils or decrease their availability near our plants.  We may have to source animal and vegetable oils from greater distances at a higher delivered cost.  Any increase in the cost of feedstock may have a material adverse effect on our business, results of operations and financial position.

Our business is sensitive to methanol prices, and any future price increases will increase our operating costs and may adversely affect our operating results.

Once we complete the construction of the Sombra plant, we will require significant amounts of methanol to produce biodiesel.  As a result, any increase in the price of this commodity may significantly affect our business.  There are a limited number of methanol suppliers in the market.  The price of methanol may increase as a result of many factors, including a significant reduction in the supply because of weather or plant outages, or increases in demand because of increased biodiesel production or increased demand from other industries.  Because there is little correlation between the price of methanol and the price of biodiesel, which tends to track petroleum prices, increases in methanol prices generally produce lower profit margins for biodiesel producers.  Biodiesel producers cannot necessarily pass increased procurement costs on to our customers. Any increase in the cost of methanol may have a material adverse effect on our business, results of operations and financial position.

Any interruption in the supply of electricity or natural gas to our Sombra plant due to shortages or increased rates may adversely affect our ability to operate our business.

Once operational, our Sombra plant will require substantial amounts of electricity and natural gas to operate, which we will need to purchase from third parties. We have not entered into supply agreements with electricity or natural gas providers.  The prices for and availability of electricity and natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as higher prices resulting from colder than average weather conditions and overall economic conditions. Significant disruptions in the supply of electricity or natural gas could impair our ability to manufacture biodiesel. Furthermore, increases in electricity or natural gas prices or changes in our energy costs relative to costs paid by competitors may adversely affect our results of operations and financial position.

Continuing rapid increases in North American biodiesel production will cause the domestic supply of glycerin to increase significantly, thereby reducing or eliminating the revenue we generate from the sale of glycerin.

The primary co-product of the biodiesel production process is glycerin, which may be used for the manufacture of certain foods and beverages, pharmaceutical drugs, cosmetics and toiletries.  Because glycerin is a co-product from the manufacture of commodity fat and oil derivatives, the market for glycerin is supply-driven, which results in relatively low prices.  Glycerin prices are expected to decline due to anticipated continued significant expansion in the biodiesel industry. Although we have generated very modest income from the sale of glycerin in the past, we do not expect to generate any income from our glycerin production in the near future, as the oversupply of glycerin in the market has resulted and may continue to result in glycerin prices dropping below historical levels.  Additionally, we may have to pay fees to dispose of our glycerin if we are unable to locate a purchaser.

Negative consumer perceptions of biodiesel may impair or prevent the acceptance of biodiesel in the marketplace, which could harm our business.

The biodiesel industry is relatively new and general public acceptance of biodiesel is uncertain, particularly with respect to biodiesel produced from animal-derived fats, oil and greases. Public acceptance of biodiesel produced by our processes as a reliable, high-quality alternative to diesel may be limited or slower than anticipated due to several factors, including:

•	public perception that biodiesel produced from animal oils and vegetable oils does not consistently comply with ASTM D6751 or other applicable standards;
•	public perception that the use of biodiesel will require excessive engine modifications, or that engines running biodiesel will not reliably start in cold conditions;
•	actual or perceived problems with biodiesel quality or performance; and
•	concern that using biodiesel will void engine warranties.

Even if our production processes consistently produce biodiesel that complies with ASTM D6751 and other applicable standards, actual or perceived problems with quality control in the industry generally may lead to a lack of consumer confidence in biodiesel and harm our ability to successfully market biodiesel. Quality control issues in biodiesel that is produced by other industry participants could result in a decrease in demand or mandates for biodiesel, with a resulting decrease in our revenue.  Furthermore, recent media reports have claimed that biofuels use has caused the prices of food to increase and may even contribute to world hunger.   Any such public perceptions or concerns, whether substantiated or not, may adversely affect the demand for our biodiesel, which in turn could decrease our sales, harm our business and adversely affect our financial condition.

Deterioration in North American and global credit and financial markets has had and may continue to have a material adverse impact on our liquidity, financial position and ability to operate our business.

The recent unprecedented deterioration in the United States, Canadian and global credit and financial markets, coupled with the distressed biodiesel business, has negatively impacted our ability to obtain financing to construct and operate our Sombra plant. As a result, we are experiencing cash flow problems, which impact our ability to continue as a going concern.  In conjunction with the financial crisis, oil prices have been dropping rapidly as demand for fuel has decreased, contributing to the decrease in demand for biodiesel.  We are uncertain how long and to what extent these economic troubles may negatively affect biodiesel demand in the future.  If demand for biodiesel declines further, our ability to sell our biodiesel fuel and operate profitably will be adversely impacted. We do not expect that the difficult economic conditions, and their effect on us, are likely to improve significantly in the near future, and any continuation or worsening of the credit crisis, or even the fear of such a development, could intensify for us the adverse effects of these difficult market conditions.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

Our biodiesel production business is subject to various Ministry of Environment, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial position.

The U.S. and Canadian biodiesel industries are highly dependent upon a myriad of federal, state and provincial legislation and regulation and any changes in legislation or regulation could materially and adversely affect our results of operations and financial position.

There are a number of U.S. and Canadian federal and provincial laws, regulations and programs that have led to an increase in the supply and demand for biodiesel in fuel, some of which provide significant economic incentives to biodiesel producers and users.  These laws, regulations and programs are constantly changing.  The passage of new federal or provincial energy legislation, or the revocation or amendment of existing laws, regulations or programs related to biodiesel and renewable fuels, could have a significant adverse effect on the biodiesel industry in general and our business specifically. We cannot assure you that any of the laws, regulations or programs from which our business benefits will continue in the future or that these laws, regulations or programs will benefit us or benefit us more than our competitors.  The elimination or reduction of government subsidies and tax incentives could cause the cost of biodiesel-blended fuel to increase to the point where it is not feasible to economically produce and market biodiesel, which could require us to abandon our business plan and cease operations.  See “Government Incentives and Regulations” below in “Description of Business.”

Our operating results may suffer if the exclusive manufacturer of our biodiesel processors does not perform its obligations under or terminates existing arrangements with our company.

In February 2008, we exercised an option to purchase the rights to our biodiesel processor technology from Turnkey Modular Systems Inc. (“TKMS”).  Pursuant to the terms of an exclusive manufacturing agreement, TKMS has the exclusive right to manufacture any Denami 600 processors we order for our operations or those of persons to whom we sell our biodiesel processors.  TKMS has also agreed to provide technical and engineering support, as well as additional technical expertise and training in connection with our use and sales of Denami 600 processors.  As the designer and exclusive manufacturer of the Denami 600, TKMS has extensive technical knowledge and experience in manufacturing, installing and servicing Denami 600 units.  If TKMS breaches its obligations under the exclusive manufacturing agreement or the agreement terminates, we may be unable to identify and enter into an agreement with another party to manufacture, install and service Denami 600 biodiesel processors, we may be unable to locate a party with the depth of knowledge and expertise possessed by TKMS, or we may not be able to enter into a manufacturing agreement on favorable terms.  If any of these events occurs, our business, financial condition and results of operations would be adversely affected.

Our competitive position, financial position and results of operations may be adversely affected by technological advances.

The development and implementation of new technologies could result in the processes and procedures that we intend to use at our Sombra plant being less efficient or obsolete, allow our competitors to produce biodiesel at a lower cost than us, or cause the biodiesel we produce to be of a lesser quality than the biodiesel produced by our competitors.  Also, any advance in biodiesel processor technology could make our Denami 600 biodiesel processor model less competitive, less efficient or obsolete, any of which could lower the revenue we would otherwise earn from processor sales.  We do not predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies.  In addition, advances in the development of alternatives to biodiesel could significantly reduce demand or eliminate the need for biodiesel.  Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for biodiesel would have a material adverse effect on our results of operations and financial position. See “Description of the Biodiesel Industry – Current Industry Progress and Initiatives.”

Changes in industry specification standards for biodiesel may increase production costs or require additional capital expenditures to upgrade or modify our biodiesel production facilities, which may entail delays in construction or stoppages of production.

The American Society of Testing and Materials, or ASTM, is the recognized standard-setting body for fuels and additives in the U.S. ASTM’s specification for biodiesel as a blend stock, D6751, has been adopted by the EPA, and compliance with such specification is required in order for our biodiesel to qualify as a legal motor fuel for sale and distribution.  In Europe, the biodiesel standard is EN 14214, which has been modified to a more stringent standard in Germany.  ASTM and the European standard setting bodies have modified the biodiesel specifications in the past, and are expected to continue to modify the specifications in the future as the use of biodiesel expands. For example, ASTM D6751 was most recently updated in November 2008.  There is no guarantee that our production facilities will be able to produce ASTM-compliant biodiesel in the event of further changes to the specifications. We may need to invest significant capital resources to upgrade or modify our production facilities, which might cause delays in construction or stoppages of production and the resultant loss of revenue, or which might not be economically feasible at all. Any modifications to our production facilities or to the biodiesel ASTM specification or other specification with which we attempt to comply may entail increased construction or production costs or reduced production capacity. These consequences could result in a negative impact on our financial performance.

Defects in the construction or performance of the Sombra plant could result in a reduction in our revenues and profitability and in the value of your shares.

Although we intend to engage third party companies to construct our Sombra plant, we do not believe we will receive any warranties with respect to materials and workmanship or assurances that the project will be capable of operating at its full design capacity.  Defects in the construction or performance of the plant could occur and there is no assurance that we, our sub-contractors or anyone else that we contract with to construct the project would be able to correct all problems that arise.  If defects delay the construction or hinder the continued operation of the Sombra plant, our business, financial condition and results of operations could be adversely affected.

Our directors and officers have limited experience in the construction and operation of a biodiesel plant.

Our directors and officers have limited experience in raising large amounts of project finance related equity and debt capital, or building and operating a 6.6 mgy biodiesel production plant.  Although we expect to hire additional personnel and enter into agreements with contractors and consultants to assist us in constructing and operating the plant, there is no assurance that we will be able to hire employees or sign agreements satisfactory to us.  If our directors and officers are unable or find it difficult to manage our development and operations successfully, our ability to succeed as a business and the value of your shares will be adversely affected.

Our management will be subject to greater demands and we will incur increased costs as a result of being a public company, which could affect our profitability and operating results. Our accounting, internal audit and other management systems and resources may not be adequately prepared for these demands.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a public company.  Following the effectiveness of the registration statement of which this prospectus is a part, we will be a public reporting company in the United States subject to the information and reporting requirements of the Securities Exchange Act of 1934 and the compliance obligations of the Sarbanes-Oxley Act of 2002. As a public reporting company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company.  These significant expenses could affect our profitability and our results of operations.

Section 404 of the Sarbanes-Oxley Act requires annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; implement an internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We are dependent upon our officers for management and direction, and the loss of any of these persons could adversely affect our operations and results.

We are dependent upon our officers for the successful management of our operations and execution of our business plan. We do not have employment agreements with our officers or other key personnel.  The loss of any of our officers could delay or prevent the achievement of our business objectives, which could have a material adverse effect upon our results of operations and financial position.  While we do maintain “key person” life insurance on the lives of Messrs. Loewen and Ng, the proceeds received upon the death of either individual may not be sufficient to transition our operations to account for the absence of either or both individuals.

Competition for qualified personnel in the biodiesel industry is intense and we may be unable to hire and retain qualified managers and other key personnel.

Prior to commencement of commercial operations at our Sombra facility, we will need to hire additional employees to manage and operate the plant.  Competition to attract and retain qualified employees is intense in the biodiesel industry, and we expect that competition will continue or increase as a result of significant growth in the number of companies producing biodiesel and other alternative fuels.  If we are unable to attract and retain key personnel, we may be unable to successfully execute our business plan and our financial condition and results of operation may be adversely affected.

It may be more difficult for us to retain or attract officers and directors due to the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC under the Securities Exchange Act of 1934.  The enactment of the Sarbanes-Oxley Act of 2002 has led to a series of rules and regulations by the SEC that significantly increase the responsibilities and potential liabilities of directors and executive officers.  Because of the perceived increased personal risk associated with acting as an executive officer or director of a public company, we may be unable, or it may be significantly more expensive, to attract and retain qualified executive officers and directors.

Our directors and officers devote time to other ventures, which may adversely impact the time they can devote to our company and its operations.

Some of our officers and directors also serve as officers and/or directors of other companies, and they devote only that portion of their time, which, in their judgment and experience, is reasonably required for the management and operation of our company and our business.  Executive management may have conflicts of interest in allocating management time, services and functions among our company and any current and future ventures in which they are engaged.  If our officers and directors are unable to devote adequate time to manage our operations successfully, our potential to succeed as a business and the value of your shares may be adversely affected.

Risks Related to an Investment in Our Common Stock

There is no public market for our common stock and there is no assurance that a public market will ever develop.

Our common stock is not currently listed on any exchange or quoted on any similar quotation service, and there is currently no public market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. If a public market for our common stock does develop, the trading of our common stock may be extremely sporadic and not sustained. Accordingly, investors must assume they will be unable to liquidate their investment in our company for an indefinite period of time.

If a public market develops for our common stock, the market price may be particularly volatile and you may be unable to sell your common stock at or above your purchase price, which may result in substantial losses to you.

If a public market for our common stock develops, it is likely to be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future.  Fluctuations in share price could be based on various factors in addition to those otherwise described in this prospectus, including:

•	our operating performance and the performance of our competitors;
•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;
•	changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;
•	variations in general economic conditions;
•	the number of shares to be publicly traded after this offering;
•	actions of our existing shareholders, including sales of common stock by our directors and executive officers;
•	the arrival or departure of key personnel; and
•	other developments affecting us, our industry or our competitors.

Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance and financial condition.

If our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced because we could be subject to the “Penny Stock” rules.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for our common stock, if subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

The market price of our common stock may decline if a substantial number of shares of our common stock are sold at once or in large blocks.

There is presently no public market for our common stock.  If a public market for our shares develops in the future, many of our shareholders may, subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933 in the case of some shareholders, desire to sell their shares. Sales of a substantial number of these shares in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

We have not paid out cash dividends in the past and may not do so in the future.

Our policy is to retain any earnings to provide funds for the operation and expansion of our business.  See “Market for Registrant’s Common Equity and Related Shareholder Matters” below.  Accordingly, we have not previously paid any cash dividends on our common stock and do not anticipate doing so in the future.

Our officers and directors can exercise significant influence over the affairs of our company, their interests may not coincide with yours and they may make decisions with which you disagree.

Our executive officers and directors beneficially own approximately 35% of our issued and outstanding common stock.  Accordingly, our executive officers and directors, acting together, will have the ability to significantly influence the outcome of all matters submitted to shareholders of our company for approval, including the election and removal of directors and the approval of other significant corporate transactions.  In addition, this concentration of ownership may delay a change in control of our company and make some transactions more difficult without the support of these shareholders. The interests of these shareholders may not always coincide with our interests as a company or the interest of other shareholders.  See the section entitled “Security Ownership of Certain Beneficial Owners and Management” below for further information about the ownership of our common stock by our executive officers, directors and principal shareholders.

If our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.

In the event that our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC in order for shares of our common stock to be eligible for quotation on the over-the-counter bulletin board.  In the event that we become delinquent in our required filings with the SEC, quotation of our common stock will be terminated following a 30 or 60 day grace period if we do not make our required filing during that time.  If our shares are not eligible for quotation on the over-the-counter bulletin board, investors in our common stock may find it difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that are “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include, without limitation those statements contained in this prospectus regarding anticipated trends in the biofuels industry, our anticipated prospects and growth of our business specifically, and our future financial performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We will not receive any proceeds from the sale by selling shareholders of the common stock covered by the registration statement of which this prospectus is a part.

SELLING SHAREHOLDERS

The shares covered by this prospectus may be sold or otherwise disposed of from time to time by the selling shareholders listed in the following table.  Because the selling shareholders may sell all, some or none of their shares, no definitive estimate as to the number of shares that will be held by the selling shareholders after any such sales can be provided.  The table below sets forth information about the selling shareholders and has been prepared on the assumption that all shares registered hereby are sold by the selling shareholders.  The footnotes to this table set forth the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with our company, or any of its predecessors or affiliates, and information known to us with respect to the natural persons whom possess voting and dispositive authority over the shares of common stock held by institutional selling shareholders.

	Number of Shares Owned Prior to the Offering (1)			Number of Shares Owned After the Offering (1)
Name of Selling Shareholder	Number	Percentage Ownership	Number of Shares Offered	Number	Percentage Ownership
123 ForexGroup Ltd.	511,572	2.57%	127,893	383,679	1.93%
Abraham Dyck(2)	1,666,667	8.38%	416,667	1,250,000	6.28%
Adventure Overseas Holding Corp.(3)	750,000	3.77%	187,500	562,500	2.83%
AIR Biodiesel LLC	25,000	*	6,250	18,750	*
Benoit Giroux	50,000	*	12,500	37,500	*
Capital Management Inc.	229,999	1.16%	57,500	172,499	*
Cornelius Friesen	44,000	*	11,000	33,000	*
Corporacion Andalucia de Alajuela, S.A.	200,000	1.01%	50,000	150,000	*
D’Alger Internacional SRL	50,000	*	12,500	37,500	*
Dents Net Inc.	75,000	*	18,750	56,250	*
Emmerich Reinhardt	60,000	*	15,000	45,000	*
Firstwave Trading Group Inc.	50,000	*	12,500	37,500	*
Glenn Canuel	75,400	*	18,850	56,550	*
Green Biofuel LLC (4)	1,170,000	5.88%	292,500	877,500	4.41%
Hans Swoong (Nicholas) Ng (5)	1,841,667	9.17%	416,667	1,425,000	7.10%
Helena Reimer	339,000	1.70%	84,750	254,250	1.28%
Helios International Inc.	200,000	1.01%	50,000	150,000	*
Herman Friesen	44,000	*	11,000	33,000	*
Hildie Peters	108,000	*	27,000	81,000	*
International Securities Group Inc.	25,000	*	6,250	18,750	*
Johann (John) Loewen (6)	1,841,666	9.17%	416,667	1,424,999	7.10%
Kah Yee Chang (7)	100,000	*	25,000	75,000	*
KCMG Strategies Inc. (8)	100,000	*	25,000	75,000	*
Keystone Investments Inc.	700,000	3.52%	175,000	525,000	2.64%
Lakatha Management Ltd.	300,000	1.51%	75,000	225,000	1.13%
Marketing Management Group Inc.	1,225,000	6.16%	306,250	918,750	4.62%
Michael Spencer	50,000	*	12,500	37,500	*
Michel G. Laporte (9)	1,675,000	8.34%	375,000	1,300,000	6.48%
MMTC Lighthouses Corp. (8)	150,000	*	37,500	112,500	*
New Shore Inc. (10)	1,350,000	6.78%	337,500	1,012,500	5.09%
Nino Inc.	27,500	*	6,875	20,625	*
Quattro Investments Ltd.	780,000	3.92%	195,000	585,000	2.94%
Richard St-Julien (11)	275,000	1.37%	25,000	250,000	1.25%
Softdiffusion S.A.	854,278	4.29%	213,570	640,708	3.22%
Sowin Inc.	180,000	*	45,000	135,000	*
T.C.B. Investco Inc. (8)	316,250	1.59%	79,063	237,187	1.19%
Tram Investments Ltd.	970,000	4.87%	242,500	727,500	3.66%
Turnkey Modular Systems Inc. (12)	204,838	1.03%	51,210	153,628	*
Villa Vera	25,000	*	6,250	18,750	*
World Asset Management Inc. (13)	1,960,001	9.85%	490,000	1,470,001	7.39%
TOTAL OFFERED:			4,974,962

* Less than 1%.

(1)
Shares of common stock issuable upon exercise of currently exercisable stock options or stock options exercisable within 60 days of September 23, 2009 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such stock option, but are not considered outstanding for purposes of computing the percentage of any other person.

(2)	Mr. Dyck was a co-founder of Methes Canada and served on its board of directors from December 23, 2004 to September 17, 2007.

(3)	Jonathan Ignacio Caro possesses sole voting and dispositive power over the shares of common stock held by this entity.

(4)	The shares of common stock owned by Green Biofuel LLC are currently held in receivership by John C. Smiley, as trustee, who possesses sole voting and dispositive power over such shares.

(5)
Consists of (i) 1,666,667 shares of common stock held directly by Mr. Ng, and (ii) 175,000 shares of common stock subject to a stock option that is currently exercisable or is exercisable within 60 days of September 23, 2009.  Mr. Ng is a co-founder of Methes Canada and has served as its Director of Business Development since December 23, 2004.

(6)
Consists of (i) 1,666,666 shares of common stock held directly by Mr. Loewen, and (ii) 175,000 shares of common stock subject to a stock option that is currently exercisable or is exercisable within 60 days of September 23, 2009.  Mr. Loewen is a co-founder of Methes Canada and has served as its President since December 23, 2004.

(7)	Kah Yee Chang is the mother of Mr. Ng.

(8)	Albert Davis is the sole officer and director of this entity, and possesses sole voting and dispositive power over the shares of common stock held by this entity.

(9)
Consists of (i) 1,500,000 shares of common stock held directly by Mr. Laporte, and (ii) 175,000 shares of common stock subject to a stock option that is currently exercisable or is exercisable within 60 days of September 23, 2009.  Mr. Laporte is President, Secretary, Treasurer and a director of Methes International.

(10)	Mr. Laporte is the sole officer and director of New Shore Inc., and possesses sole voting and dispositive power over the shares of our common stock held by New Shore Inc.

(11)
Consists of (i) 100,000 shares of common stock held directly by Mr. St-Julien, and (ii) 175,000 shares of common stock subject to a stock option that is currently exercisable or is exercisable within 60 days of September 23, 2009.  Mr. St-Julien is a Vice President and the Chief Legal Officer of Methes International.

(12)	We purchased our Denami 600 biodiesel processor technology from Turnkey Modular Systems in February 2008. Turnkey Modular Systems is the exclusive manufacturer of our biodiesel processors.

(13)
Mr. Laporte serves from time to time as an independent consultant to World Asset Management and is paid a fee for his services.  Ms. Michelle Napias possesses sole voting and dispositive power over the shares of common stock held by this entity.

PLAN OF DISTRIBUTION

The selling shareholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded, or in private transactions.  These sales may be at fixed or negotiated prices.  The selling shareholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales that are not violations of the laws and regulations of any state or the United States;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	any other method permitted pursuant to applicable law; and

•	a combination of any of these methods of sale.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.  These selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling shareholders may sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers, and such broker-dealers may arrange for other broker-dealers to participate in sales. The selling shareholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers.  Broker-dealers may receive compensation in the form of commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.  Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling shareholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling shareholders. Selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters.”  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.  We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

We will pay all fees and expenses that it incurs incident to the registration of the shares being offered under this prospectus. However, each selling shareholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses that they incur.

DESCRIPTION OF SECURITIES

We currently have authorized capital of 75,000,000 shares of common stock, par value $0.001 per share, of which 19,899,838 shares are issued and outstanding as of September 23, 2009.  We have reserved for issuance 1,500,000 shares of our common stock pursuant to our Amended and Restated 2008 Director, Officer and Employee Stock Option Plan, of which 1,220,000 shares are currently subject to outstanding option grants.  Other than our common stock, we have no other class or series of securities authorized or outstanding.

The holders of shares of our common stock are entitled to cast one vote for each share held at all shareholders’ meetings for all purposes, including the election of directors. Our common stock does not have cumulative voting rights. No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now or hereafter authorized or whether issued for money, for consideration other than  money, or by way of dividend.

MARKET PRICE OF COMMON STOCK, DIVIDEND POLICY
AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock has never been traded on a national exchange or over the counter market.  As a result, there is currently no established public trading market for our common stock.  Since our shares are not currently listed or quoted on any exchange or quotation system, we cannot determine what the actual value of our common stock will be either now or at the time of sale by the selling shareholders.

Holders of Common Stock

As of September 23, 2009, 19,899,838 shares of our common stock are issued and outstanding, which are held by 40 shareholders of record.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about equity securities authorized for issuance as of November 30, 2008 under equity compensation plans that were approved by shareholders and equity compensation plans that were not approved by shareholders:

Plan category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders(1):	1,220,000	$ 1.05	280,000
Equity compensation plans not approved by shareholders:	—	—	—
TOTAL:	1,220,000	$ 1.05	280,000

(1)  Represents securities issued under our Amended and Restated 2008 Directors, Officers and Employees Stock Option Plan.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.  The decision whether to pay cash dividends on our common stock will be made by our board of directors, in its discretion, and will depend on our financial condition, capital requirements and other factors that the board of directors considers appropriate.

DESCRIPTION OF BUSINESS

Overview

Methes Energies International Ltd. is a Nevada corporation (“Methes International”), which was incorporated on June 27, 2007 under the name Global Biodiesel Ltd.  We changed our name to Methes Energies International Ltd. on October 11, 2007.  We have two wholly-owned subsidiaries:  Methes Energies Canada Inc., formerly known as both Methes Energies Inc. and 2061496 Ontario Inc. (“Methes Canada”), and Methes Energies USA Ltd., formerly known as Clean Bioenergy Ltd. (“Methes USA”).  Methes International, Methes Canada and Methes USA are referred to in this section collectively as “we,” “us” and the “company” unless the context indicates otherwise.

Methes Canada was incorporated pursuant to the laws of the Province of Ontario, Canada on December 23, 2004.  We acquired Methes Canada on September 17, 2007 pursuant to a series of share exchange agreements whereby we acquired all of the issued and outstanding shares of Methes Canada in exchange for an equal number of shares of Methes International.  Methes Canada sells our biodiesel fuel production equipment and also owns and operates our Mississauga and Sombra facilities, which are described below.

Methes USA was incorporated pursuant to the laws of the State of Nevada on June 27, 2007 as a wholly-owned subsidiary of Methes International.  We anticipate that Methes USA will own and operate any future biodiesel facilities that we construct in the United States.

We are in the business of producing and distributing biodiesel and selling biodiesel processors and related services.  We began selling biodiesel processors in February 2008 when we exercised our option to purchase the rights to our biodiesel processor technology from Turnkey Modular Systems Inc. (“TKMS”), which is the exclusive manufacturer of our processors in North America.  We own two biodiesel processing facilities located in Ontario, Canada.  The first, our Mississauga facility, began producing biodiesel using our biodiesel processors in July 2008 and serves as the demonstration facility for our biodiesel processors.  The Mississauga facility, which has multi-feedstock capability, uses primarily animal fats and canola oil to produce biodiesel and has current production capacity estimated to be 1.3 million gallons of biodiesel per year (“mgy”).

We are in the process of constructing our second facility, a 6.6 mgy biodiesel production facility in Sombra, Ontario.  The Sombra facility is located at the site of a former chemical facility, which we acquired in order to take advantage of the existing site infrastructure.  We anticipate that the Sombra facility, once renovations are complete, will be able to utilize both animal fats and vegetable oils as feedstock.  We anticipate the total cost for the acquisition, construction and commencement of full design capacity operations at the Sombra facility to be approximately $8,821,000.  These costs include $2.2 million to purchase real property, $506,000 for construction and renovation work, $3,706,506 to purchase and install equipment, $1,202,167 for a two-month inventory of oil and methanol, $282,132 for two months of labor and other operation costs, $420,000 in costs incurred in raising capital, and $504,195 for contingency reserves. We purchased the real estate in February 2008 and began renovating the site on August 1, 2008.  We have significantly reduced the pace of construction activities at the Sombra facility until we can raise a minimum of approximately $400,000 in additional capital to complete renovations and commence commercial operations with one Denami 600 processor in operation.  Once this additional capital has been raised, we estimate it will take approximately four months for the Sombra facility to be operational.  We require an aggregate of approximately $6,221,000 in additional capital to operate the Sombra facility at its full design capacity of 6.6 mgy.

Our primary sources of revenue are from the sales of biodiesel processors and biodiesel fuel.  We produce biodiesel that meets or exceeds the ASTM D6751-09 specification and we will be selling it primarily to wholesalers and large users of petroleum diesel fuel.  Our revenues from biodiesel fuel sales are dependent on the volume and price of the biodiesel fuel we sell. The selling prices we realize for our biodiesel are closely linked to the prices of petroleum-based diesel fuel and the supply and demand for biodiesel, as well as the tax incentives offered by federal and state governments for the production and blending of alternative fuels.  The sales of our biodiesel processors are handled by our in-house sales and marketing team, which uses traditional advertising methods to target potential buyers looking to get involved in the production of biodiesel.

The gross margin in our biodiesel production business is driven by the cost of feedstock (primarily animal fats and vegetable oil) and other chemical inputs used in our production of biodiesel fuel.  We purchase feedstock and other inputs on the open market and do not have any written supply agreements.  Our profit margins and financial condition are significantly affected by our cost and supply of vegetable oil and animal fats and other inputs in the commodity markets.  We hope to become a leading developer, marketer, manufacturer and service provider of compact continuous flow biodiesel processors, biodiesel processor systems, training, maintenance and related biodiesel services.

None of Methes International, Methes Canada or Methes USA, or any of their predecessors, have filed for bankruptcy, entered into receivership or been part of any similar proceeding.  Other than the acquisition of Methes Canada and the Denami 600 biodiesel processor technology, we have not entered into any transactions resulting in a material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

Biodiesel Industry

Biodiesel is an engine fuel produced from vegetable oils and animal fats that has favorable environmental and lubrication characteristics when used as a blend with or alternative for petroleum-based diesel fuel.  Canada currently has only 9 biodiesel production facilities with an estimated aggregate production capacity of approximately 37.5 million gallons, with another 4 plants currently under construction or expansion with an additional 27 million gallons in expected production capacity.  U.S. biodiesel production capacity as of May 2009 is estimated at 2.28 billion gallons annually, with an additional 285 million gallons of production capacity under construction or expansion.  Federal and state environmental requirements and incentives have encouraged the production and use of biodiesel in recent years.

Rudolph Diesel designed the diesel engine in 1894 to run on peanut oil.  Until recently, however, vegetable oils (or derivates such as biodiesel) have not been a significant source of energy for the diesel engine.  Instead, petroleum-based distillate fuels became the primary energy source for a variety of heating, diesel fuel and electric power generation uses.  According to the U.S. Department of Energy’s Energy Information Administration, the United States consumed approximately 62 billion gallons of distillate fuel in 2006.  The major distillate market segments in 2006 include “on-highway” (over 39 billion gallons), “residential” (almost 5 billion gallons), and “farm,” “railroad,” “commercial”, “off-highway” and “industrial” (between 2.4 billion to 3.5 billion gallons each).  The biggest change in the diesel fuel market in the past decade has been the requirement to decrease regulated emissions, principally in the “on-highway” portion of the market.  This has required diesel fuel refineries to produce fuel with lower sulfur content.

Effective June 2006, most diesel fuel sold in the United States was required to have a sulfur content of less than 15 parts per million (“ppm”) (called “ultra low sulfur diesel” or “ULSD”).  A problem encountered with ULSD is decreased lubricity of the fuel.  With better emissions and lubricity characteristics, biodiesel has emerged as an attractive alternative fuel or blending source.  Lubricity of ULSD can be improved with as little as 1 percent biodiesel.  Subject to the adaptability of the engine or use, biodiesel can be blended or used in any ratio, ranging from 1 percent (B1) to 100 percent (B100).

The U.S. federal government began encouraging biodiesel production in 1998.  The Energy Conservation Reauthorization Act of 1998 amended the Energy Policy Act of 1992 to authorize the use of biodiesel as a compliance fuel for regulated fleets.  The American JOBS Creation Act of 2004 established a biodiesel blenders tax credit of $1.00 per gallon for each gallon of biodiesel blended with petroleum diesel.  This incentive has been extended several times and remains in place currently.  Executive Order 13423 signed on January 24, 2007, requires that federal agencies with 20 or more vehicles reduce their petroleum consumption by 2% annually per year relative to a 2005 fiscal year baseline.  Agencies must also increase their alternative fuel use by 10% per year, relative to the previous year.

According to the Energy Information Administration, in 2008 an estimated 682 million gallons of biodiesel were produced in the United States.  As of May 2009,  Biodiesel Magazine estimates that there is capacity to produce approximately 2.28 billion gallons of biodiesel in the United States annually, with an additional 285 million gallons estimated to be under construction or expansion; however, there are approximately 47 plants in the U.S. with an estimated annual capacity of 595 million gallons that are not currently in production, presumably due to unfavorable market conditions, including decreased demand for fuel generally and the recent collapse of the credit markets.

Compared to the U.S. market, Canadian biodiesel production is still in its relative infancy with, according to Biodiesel Magazine, approximately 9 biodiesel production facilities having estimated annual production capacity of 37.5 million gallons and an additional 4 plants under construction or expansion having an estimated 27 million gallons of additional annual production capacity.  We expect the biodiesel market in Canada to experience similar growth rates as the U.S. market.  In order to meet the mandate that requires 2 percent renewable content in all diesel fuel and heating oil in Canada by 2012, it is anticipated that 158.5 million gallons of biodiesel will be required.  We expect a major percentage of our biodiesel production will be exported to the United States until such time as the Canadian biodiesel market expands.

The Canadian federal government announced the ecoENERGY for Biofuels program on July 5, 2007, the purpose of which is to support the production of renewable alternatives to gasoline and diesel in Canada. The ecoENERGY for Biofuels program, which was effective as of April 1, 2008, will provide producers of alternative fuels up to an aggregate of CAD $1.5 billion in production incentives through 2017.  For the first three years, incentive rates are up to CAD $0.20 per liter for renewable alternatives to diesel. After three years, these maximum rates will decline.

Description of the Biodiesel Production Process

The production of biodiesel, or methyl esters, is a well-known chemical process that has been used for decades in the soaps and detergents industry.  There are three basic chemical processes used to produce methyl esters from renewable oils and fats:

•	Base catalyzed transesterification of oil with methanol,
•	Direct acid catalyzed esterification of oil with methanol, and
•	Conversion of the oil to fatty acids, and then to methyl esters with acid catalysis.

Because it is the most economical process technology, most methyl ester is currently produced using the base catalyzed reaction.  This is because it is a low-temperature (160-180° F) and low-pressure (15 to 30 psi) chemical process and yields high conversion (98 percent) with minimal side reactions when low free fatty acid feed stocks are used.

In basic terms, for every 100 pounds of a triglyceride (i.e., oil feedstock), 10 pounds of methanol in the presence of a base catalyst is added to produce 10 pounds of glycerin and 100 pounds of methyl esters (biodiesel).  Because the methanol is charged in excess to assist in quick conversion, the excess is recovered for reuse.  The catalyst is usually sodium hydroxide pre-mixed with methanol (sodium methylate).

BIODIESEL PRODUCTION PROCESS

The transesterification process consists of the following steps:

•
Oil Feedstock Pretreatment – Depending on the quality of the oil feedstock, some feedstocks may need to be pre-treated to yield “neutral oil.”  Because of their low fatty acids, oil derived from vegetable seeds such as soybeans or rape seed are the easiest triglycerides to prepare for transesterification.

•	Catalyst Preparation – In most cases the sodium hydroxide is pre-mixed with methanol.

•
Reaction – The methanol/catalyst mix is then continuously charged into the first of two reactors and the feedstock oil is added.  Excess methanol is added to ensure high levels of conversion of the triglyceride to methyl esters.

•	Methanol Recovery – Excess methanol is boiled off and condensed via a vacuum distillation tower.

•
Product Separation – Once the reaction is complete and methanol removed, two major products exist:  glycerin and methyl esters.  Because these two products have different gravities, they separate in a gravity separator, called a decanter.  The crude glycerin is simply drawn off the bottom.  The methyl esters float to the top and are pumped to a wash column.

•	Washing – Once separated from the glycerin, the methyl esters are washed with warm water to remove residual catalyst and soaps.

Biodiesel Feedstock

The cost of the feedstock used to produce biodiesel accounts for 75 percent to 90 percent of the overall cost of producing biodiesel.  Vegetable oils have a high content of unsaturated fatty acids, whereas animal fats have a high content of saturated fats.  The increased amount of saturated fatty acid in animal fats yields greater oxidation stability and substantially enhanced lubricity, resulting in better diesel engine efficiencies and reduced exhaust emissions, particularly at higher operating temperatures.  On the other hand, at cold temperature, the saturated fatty acids have a tendency to solidify, decreasing engine efficiencies and generating concerns about engine damage among users.  Blenders will consider and utilize these characteristics to make significant improvements in the lubricity rating of ULSD in normal operating conditions while reducing or avoiding blends that may lead to operating problems in cold temperatures.

Vegetable oils and all animal fats need to be pretreated before being processed into biodiesel.  Pretreatment takes virgin oil and any animal fat or grease and removes the impurities and prepares the feedstock to go through the biodiesel process.  Some feedstocks require more treatment than others.  For example, virgin soybean oil is easier and cheaper to pre-treat than turkey fat, and turkey fat is in turn easier and cheaper to pre-treat than beef tallow.  The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock.

We currently use choice white grease (CWG), one variety of animal fat, and canola oil as our feedstocks at the Mississauga facility.  The vegetable oils we purchase from our feedstock provider are pretreated at the supplier’s  crushing facility and the CWG, tallow and other animal fats are or will be pretreated at the supplier’s rendering facility.  Our specifications for impurities are less than 0.1 percent or 1,000 ppm.  During deliveries, the feedstock is further filtered through a 100 micron filter before we transfer it to the storage tanks.  The amount of waste generated by this process is usually less than 20 kg per 22,000 kg delivery load (about 0.09%) for animal fats and about 5 kg per 22,000 kg delivery load for canola oil (about 0.023%).

Lubricity

A significant benefit of biodiesel is its lubricity.  All diesel fuel injection equipment depends on diesel fuel for lubrication of internal moving parts, which reduces equipment wear and premature breakdown.  Processes that target the reduction of sulfur and aromatics in diesel fuel must often remove lubrication components (polyaromatics and nitrogen compounds) to achieve lower emissions.  Biodiesel, however, provides lubricity without sacrificing air quality.  According to the National Biodiesel Board, bench-scale testing has shown that a 1 percent biodiesel blend (B1) can improve the lubricity of diesel fuel by up to 65 percent, depending on the base diesel fuel product.

Environmental Benefits

Biodiesel, which is produced from fats and oils, can be used as a fuel in its pure form or blended with petroleum diesel in any percentage.  Fuel-grade biodiesel in North America must be produced in strict compliance with specifications set forth by the American Society of Testing and Materials (“ASTM”) to ensure proper performance in diesel engines.  According to the National Biodiesel Board, biodiesel is the only alternative fuel to have fully completed the health effects testing requirements of the 1990 Clean Air Act Amendments.  Biodiesel that meets ASTM D6751 requirements is a legal motor fuel that may be sold and distributed in the United States and Canada.  It has been registered as a fuel and fuel additive with the Environmental Protection Agency (“EPA”) and meets clean diesel standards established by the California Air Resources Board.  According to the National Biodiesel Board, biodiesel, in pure form, has been designated as an alternative fuel by the U.S. Department of Energy and the U.S. Department of Transportation.

Based on a comprehensive technical report of biodiesel emissions data released by the EPA, the use of biodiesel in pure or B100 form can reduce emissions of particulate matter by up to 47 percent when compared to petroleum diesel in unmodified diesel engines.  The report also verified a 67 percent reduction in unburned hydrocarbons and a 48 percent reduction in carbon monoxide with pure biodiesel.  However, there was a 10 percent increase in NOx emissions compared with petroleum diesel fuel.  The technical report is a compilation of 39 separate scientific studies.  The following table sets forth the results of the studies when comparing pure biodiesel fuel and diesel fuel with a 20 percent blend of biodiesel to petroleum diesel fuel:

Emissions	Pure Biodiesel (B100)	20% Biodiesel Blend (B20)

Total Unburned Hydrocarbons	-67%	-20%
Carbon Monoxide	-48%	-12%
Particulate Matter	-47%	-12%
NOx	+10%	+2%

Source:  EPA, A Comprehensive Analysis of Biodiesel Impacts on Exhaust Emissions (Oct. 2002)

In June 2000, biodiesel became the first and only alternative fuel to have successfully completed the Tier I and Tier II health effects testing requirements of the U.S. Clean Air Act Amendments of 1990.  The Tier I testing involved a detailed analysis of biodiesel emissions.  The Tier II testing involved a 90-day sub-chronic inhalation study of biodiesel exhaust with specific health assessments.  The results of the tests concluded that biodiesel is nontoxic and biodegradable, and posed no known threat to human health.

Biodiesel Market Overview

Canadian Biodiesel Market

The biodiesel market in Canada is expected to experience rapid growth over the next four years because of the adoption of biodiesel mandates at the Canadian federal and provincial levels.  The Canadian federal government has announced that it will implement a mandate no later than 2012 that all diesel fuel sold in Canada will be required to have a 2% biodiesel blend (the “B2 Mandate”).  Effective November 1, 2009, Manitoba will set a biodiesel mandate that requires, on average, 2% biodiesel content in all diesel fuel sold in Manitoba on an annual basis.  We expect a major percentage of our biodiesel production will be exported to the United States until such time as the Canadian government implements the B2 Mandate.  In order to meet the B2 Mandate in Canada, approximately 158.5 million gallons of biodiesel will be required by 2012.  Biodiesel Magazine reports that, as of May 2009, there were only nine biodiesel production facilities (including our Mississauga facility) in Canada with the capacity to produce 37.5 million gallons per year, with an additional four plants under construction or expansion (including our Sombra facility) that are expected to add 27 million gallons of capacity per year.

U.S. Biodiesel Market

The U.S. biodiesel market grew rapidly in recent years, stimulated largely by federal and state government environmental regulations and incentives.  According to the Energy Information Administration, in 2008 an estimated 682 million gallons of biodiesel were produced in the United States, up from approximately 8.5 million gallons in 2001.

As of May 2009, Biodiesel Magazine estimates that there is capacity to produce approximately 2.28 billion gallons of biodiesel in the United States annually, with an additional 285 million gallons estimated to be under construction or expansion.  There are, however, approximately 47 plants in the U.S. with an estimated annual capacity of 595 million gallons that are not currently in production, presumably due to unfavorable market conditions.  The future demand for biodiesel will depend in part on how federal and state government incentives and mandates, including the revised Renewable Fuels Standard (RFS2), are implemented and expanded, and the demand for diesel fuel in general.  The U.S. diesel fuel market is relatively large and growing slowly.  We anticipate that the demand for biodiesel will increase as automobiles and small trucks shift to using diesel to take advantage of the benefits of biodiesel and biodiesel blends, despite the decreased demand for fuel generally and the recent collapse of financial markets.

Major Market Factors

Over the past decade, biodiesel has been one of the fastest growing alternative fuels in the United States.  In January 1999, there were only a few fleets buying and using biodiesel.  According to the National Biodiesel Board, by January 2002, there were well over 100 major fleets that implemented biodiesel programs across the country, including federal fleets such as the U.S. Postal Service, the U.S. Air Force, the U.S. Army, the U.S. Department of Energy and NASA; state fleets in Ohio, Iowa, Virginia, Missouri, Delaware and New Jersey; city buses such as Cincinnati Metro in Cincinnati, Ohio and the Bi-State in St. Louis, Missouri; and major public utility fleets such as Commonwealth Edison, Florida Power and Light, Duke Energy, Georgia Power, Alabama Power and others.  According to the National Biodiesel Board, this growth has been spurred in part by three principal factors:  (1) the establishment of ASTM and BQ-9000 standards, (2) the completion of health effects testing criteria by the EPA and (3) the necessity of compliance by federal, state and utility fleets with requirements established under the Energy Policy Act of 1992 (the “Energy Policy Act”).

ASTM D6751

ASTM International is the premier standard-setting organization for fuels and additives in the United States.  In December 2001, ASTM International originally issued a specification for biodiesel fuel designated as ASTM D6751.  ASTM D6751 is revised from time to time, and the most recent revision, ASTM D6751-09, was issued in November 2008.  The development and periodic revisions of the ASTM D6751 standard are deemed crucial in standardizing fuel quality for biodiesel in the U.S. market and increasing the confidence of consumers and engine makers.  Biodiesel that meets the current ASTM standard and is legally registered with the EPA is a legal motor fuel for sale and distribution in the United States. We intend to test and monitor our biodiesel production to make sure it meets the most current ASTM standard and provide warranties that biodiesel produced by our biodiesel processors meets ASTM D6751-09.

BQ-9000 Quality Management Program

To assist in ensuring that biodiesel is produced and maintained at the ASTM D6751 industry standard, the National Biodiesel Board created the National Biodiesel Accreditation Commission.  The National Biodiesel Accreditation Commission has created the BQ-9000 Quality Management Program, which is an accreditation program for producers and marketers of biodiesel.  Certified producers are “BQ-9000 Accredited Producers” and certified marketers are “BQ-9000 Certified Marketers.”  BQ-9000 accreditation is available to companies that pass a rigorous review and inspection of their quality control processes by an independent auditor.  Certification is awarded following a successful formal review and audit of the capacity and commitment of the applicant to produce or market biodiesel fuel that meets the ASTM D6751.  The accreditation process is comprehensive and includes a detailed review of the applicant’s quality system documentation, followed by a formal audit of the applicant’s conformance to its system.  We intend to apply to become a BQ-9000 Accredited Producer.

EPA Health Effects Testing Program

Under section 211(b) of the Clean Air Act, the EPA established a health effects testing program to assess the health impacts of various materials and products.  In May 2000, biodiesel became the only alternative fuel in the country to have successfully completed the EPA’s Tier I and Tier II health effects testing.  The Tier I testing conclusively demonstrated biodiesel’s significant reductions in most currently regulated emissions as well as most unregulated emissions—especially those associated with cancer and lung disease.  Tier II testing demonstrated biodiesel’s nontoxic effect on health.

Energy Policy Act Compliance

Effective November 1998, Congress approved B20, a blend of 20 percent biodiesel and 80 percent petroleum diesel, as an Energy Policy Act compliance strategy.  The legislation allowed fleets subject to the Energy Policy Act to meet up to 50% of their alternative fuel vehicle purchase requirements simply by purchasing 450 gallons of pure biodiesel and burning it in new or existing diesel vehicles in at least a 20 percent blend with diesel fuel.

Government Incentives and Regulations

Canadian Incentives and Regulations

Biodiesel Tax Exemptions and Refunds

In 2003, the Canadian federal government exempted biodiesel from the CAD $0.04 per liter federal excise tax.  This exemption was eliminated April 1, 2008, and replaced with the ecoENERGY program described below.  Provincial jurisdictions have acted singularly to implement biodiesel initiatives to stimulate biodiesel production and investment.  Alberta, British Columbia and Manitoba have established biodiesel tax exemptions and incentives, with other provinces currently developing similar programs.  Alberta provides a producer credit of CAD $0.14 per liter for plants located in Alberta with less than 150 million liters per year capacity.  British Columbia has established a tax exemption (CAD $0.15 - $0.21 per liter) for biodiesel in all blends of biodiesel fuel with diesel fuel as well as B100.  British Columbia also exempts biodiesel from the Carbon Tax Act. Manitoba-produced biodiesel that meets ASTM D6571 standards is exempt from sales tax and the CAD $0.115 cents per liter motive fuel tax through March 11, 2011.  Manitoba’s Minister of Science, Technology, Energy and Mines announced on September 10, 2009 that it intends in the spring of 2010 to replace the current fuel tax exemption with a CAD $0.14 per liter, five-year production grant for both on-and off-road biodiesel produced in Manitoba.

ecoENERGY

The Canadian program ecoENERGY for Biofuels supports the production of renewable alternatives to gasoline and diesel and encourages the development of a competitive domestic industry for renewable fuels.  ecoENERGY for Biofuels will invest up to CAD $1.5 billion over nine years in support of biofuels production in Canada.  Recipients will be entitled to receive incentives for no more than seven consecutive years.  The program runs from April 1, 2008 to March 31, 2017.  Natural Resources Canada is administering this program on behalf of the Canadian government.

The incentive rate, or the amount that recipients will receive per liter of renewable fuel produced, is the profitability margin less the industry margin.  The profitability margin for renewable alternatives to diesel has been set at CAD $0.20 per liter for 2008-2009, the first year of the program.  This rate is intended to reflect current market conditions and will be revised as the industry develops.  The incentive payments are to be made on a quarterly basis, following receipt of claims submitted to the program, to proponents who have signed a contribution agreement with Natural Resources Canada and whose environmental assessment is complete.

On August 21, 2009, Natural Resources Canada completed its environmental assessment of the Mississauga facility and we entered into a Non-Repayable Contribution Agreement with the Canadian government pursuant to which we may receive up to CAD $5,360,000 from the Canadian government under the ecoENERGY for Biofuels program between July 1, 2008 and June 30, 2015.  On September 1, 2009, we received our first payment, in the amount of CAD $116,839, under the ecoENERGY for Biofuels program with respect to the production of biodiesel at the Mississauga facility.

In August 2008, we submitted an application to Natural Resources Canada to secure production incentives under the ecoENERGY for Biofuels program with respect to our Sombra facility and we prepared the Environmental Impact Statement for the screening level environmental assessment for the Sombra facility.  Because the application was recently re-submitted and construction of the plant is not yet complete, we hope to enter into a Non-Repayable Contribution Agreement for the Sombra facility by November 30, 2009.

U.S. Incentives and Regulations

The U.S. federal government and various states have created incentive programs to encourage biodiesel production in the United States.  The federal incentive programs include a $1.00 per gallon credit for biodiesel blended with diesel fuel.  State incentive programs include tax exemptions and credits for U.S. producers.  We will compete with U.S. biodiesel producers that benefit from the programs described below, which may impact our ability to be competitive in the U.S. biodiesel market.

Biodiesel Tax Credits

The first biodiesel-specific tax incentives were passed by Congress and signed into law by the President as part of the American Jobs Creation Act of 2004.  Under these incentives, federal income and excise tax credits are available to certain distributors and blenders of biodiesel and agri-biodiesel.  These incentives are expected to reduce the price of and increase the demand for biodiesel.  The USDA has estimated that this incentive program will increase demand for biodiesel by at least 124 million gallons per year.  These credits have been extended through December 31, 2009.  U.S. Senators Maria Cantwell and Charles Grassley have introduced the Biodiesel Tax Incentive and Extension Act that would extend the incentive through 2014, as a production incentive rather than a blenders credit.  In its current version the bill would only apply to biodiesel produced in the U.S.

Energy Policy Act of 2005

The Energy Policy Act of 2005 established a national renewable fuel standard (“RFS1”) that set a national minimum usage requirement for renewable fuels that increased to 7.5 billion gallons per year by 2012.  Although ethanol has accounted for the largest share of renewable fuel produced and used under RFS1, RFS1 was also expected to stimulate the production of biodiesel fuel as a result of the act’s extension of the volumetric excise tax credit for biodiesel through 2008.  The passage of the Energy Independence and Security Act of 2007 supplanted RFS1.

Energy Independence and Security Act of 2007

On December 19, 2007, the Energy Independence and Security Act of 2007 (“EISA”) was signed into law.  EISA amended the RFS established by the Energy Policy Act of 2005 and directed the EPA to promulgate rules requiring refiners, blender, distributors and importers to introduce or sell volumes of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) into commerce with an annual renewable fuels schedule that will reach 36 billion gallons by 2022.  Under the EISA, from 2008 through 2015 the volume of conventional biofuels must increase from 9 billion gallons to 15 billion gallons;  cellulosic and other advanced biofuels must increase from 5.5 billion gallons in 2015 to 21 billion gallons by 2022.   On May 26, 2009, the EPA published in the Federal Register its long-awaited notice of proposed rulemaking to revise the RFS to conform to the requirements of the EISA.  The revised RFS, known as RFS2, establishes new specific volume standards renewable fuels, including biomass based diesel which is anticipated to include biodiesel, that must be used in transportation fuel each year.  The revised statutory requirements also include new definitions and criteria for both renewable fuels and the feedstocks used to produce them, including new greenhouse gas emission (GHG) thresholds for renewable fuels.  The regulatory requirements for RFS2 will apply to domestic and foreign producers and importers of renewable fuel.  The proposed RFS2 has raised some preliminary concerns throughout the renewable fuels industry, including with the National Biodiesel Board, as a result of the EPA’s methodology for calculating GHG emission reductions.  The proposed rule is currently open for comments, and it is expected that the rule will undergo at least some but possibly significant modifications before the final rules are issued by the EPA.  As a result, it remains uncertain precisely when and how the new RFS2 will impact the biofuels industry. However, the substantial expansion in quantities mandated by RFS2 is anticipated to drive considerable industry growth.  EISA provides for a requirement of 500 million gallons of biomass based diesel in 2009, expanding annually to 1 billion gallons in 2012.

Current Industry Progress and Initiatives

Canadian Political and Public Support

Biodiesel is now included in major provincial and nationwide legislative efforts, which are providing a mechanism to quantify the benefits of the fuel and make biodiesel a cost-competitive option for achieving many national and provincial goals in Canada.  Regulations under development by Environment Canada will require 5 percent renewable content based on the gasoline pool by 2010 and 2 percent renewable content in diesel and heating oil by 2012 (B5), upon successful demonstration of renewable diesel fuel use under the range of Canadian conditions.

In 2007, the Société de Transport de Montréal (“STM”) began supplying its bus fleet with B5 biodiesel (B5), with the goal that all public buses in Montreal will be run on biodiesel.  Additionally, in May 2008 STM purchased eight additional biodiesel electric hybrid buses in an attempt to cut the city’s carbon emissions.  Other public transit companies including City of Toronto and City of Guelph have implemented biodiesel into their fleets.

Ultra Low Sulfur Diesel

Under EPA rules, effective June 2006 most diesel fuel sold in the United States was required to be ultra low sulfur diesel, and have a sulfur content of less than 15 ppm, and less than 10 ppm by 2011.  The EPA, the petroleum industry and equipment manufacturers all recognized during the rulemaking process that the refinery changes necessary to meet this requirement would also dramatically reduce lubricity of diesel fuel.  Lubricity is the characteristic in diesel fuel necessary to keep diesel fuel systems properly lubricated.  Fuel that lacks lubricity can cause premature wear or malfunction to the vehicle and equipment.  We believe that biodiesel is uniquely positioned to address ultra low sulfur diesel fuel because biodiesel has extremely low sulfur (2 to 3 ppm) and currently meets the 2006 standard.  Moreover, biodiesel offers superior lubricity even in very low blends.  According to the National Biodiesel Board, tests show that a 2 percent blend of biodiesel can improve lubricity by as much as 65 percent.  In the event that biodiesel is not utilized to improve lubricity, it is necessary for petroleum refiners or distributors to utilize lubricity additives in ultra low sulfur diesel.

Low Blend Development

Low blends of biodiesel (20 percent and lower) have become increasingly popular.  The fuel’s excellent lubricity offers a performance benefit.  Low blends are also popular with farmers, and an increasing number of diesel distributors are making low blends available for farm use.

Future Market Dynamics

As governmental agencies and fuel/equipment industry groups move to improve performance and emissions of diesel technology, diesel fuel is likely to continue to be the preferred platform for heavy-duty applications for the foreseeable future.  Furthermore, global warming and greenhouse gases will continue to gain attention.  Because biodiesel is compatible and complementary to these goals and future technology, biodiesel producers are positioned to provide benefits in all these areas, which we believe will further increase the fuel’s economic competitiveness.

Technological Development

Research in the basic technologies of biodiesel production will likely result in continued changes in the biodiesel production industry.  These technological developments may be driven, in part, by public perception that the use of certain feedstocks to produce biofuels competes with domestic and international food production, which contributes to increased food prices, food shortages and exacerbates previously existing food shortages throughout the world.

Glycerin Market Overview

Due to overcapacity in the glycerin market, caused in large part by expansion of the biodiesel industry, glycerin prices have declined significantly in recent years.  As a result, market prices for crude glycerin in late 2006 have been reported at between no value to $0.05 per pound.  Refined glycerin is priced marginally higher.  The price differential between kosher glycerin, produced without animal fat, and non-kosher glycerin is minimal.  Salvage values of crude glycerin for use as a protein source in animal feed have recently been reported at $0.02 to $0.03 per pound.  If the U.S. and Canadian biodiesel industries continue to expand, glycerin can be expected to remain in an oversupply position in the marketplace and prices will remain depressed subject to the development of new uses or economically attractive alternative uses for the product.

Description of the Company’s Biodiesel Processors

In fiscal years 2006, 2007 and 2008, we spent $168,564, $68,525 and $177,393, respectively, on research and development activities.  To date in fiscal year 2009, we have spent $13,793 on research and development activities to improve the design and efficiency of our Denami 600 Biodiesel processor.

We originally retained Turnkey Modular Systems Inc. (“TKMS”) to design a biodiesel processor capable of producing 1,321,000 gallons (5 million liters) of biodiesel per year.  The processor produces ASTM biodiesel in an unmanned and remotely controlled environment.  The processor, named the “Denami 600,” is a continuous flow biodiesel modular process system used to produce biodiesel.  The processor produces 600 liters per hour of grade B100 biodiesel fuel, which exceeds current ASTM standards.  We believe this state-of-the-art design is the industry’s first compact, fully automated processor that offers the flexibility of using a wide variety of feedstock options.  Examples of feedstock that have been used to produce the biodiesel include soy oil, canola oil, beef tallow, poultry fat, and choice white grease.

The Denami 600 includes all critical processes needed to produce ASTM biodiesel from a wide variety of vegetable oils and animal fats.  There are six critical processes that are integrated and engineered into the Denami 600:

(1)
The conversion process.  The conversion process requires specific quantities of oil, methanol and catalyst in the heated and pressurized environment to successfully convert the oils to biodiesel that will meet part of the ASTM specifications. The Denami 600 is designed for these parameters to be changed “on-the-fly” in order to cover a wide variety of feedstock options. After the conversion process, two products are produced:  crude biodiesel and crude glycerin.

(2)
The separation process.  The separation process in the Denami 600 features a continuous gravity settling process. This is the most robust method of separation as it does not need to be configured for specific feedstocks.

(3)
The methanol recovery process.  The crude biodiesel will contain high methanol content. The Denami 600 methanol recovery process uses flash evaporation technology to recover the methanol and reuse it in the conversion process.

(4)
The polishing/refining process.  The crude biodiesel is passed through a centrifuge to remove bulk impurities such as glycerin, soaps, salts and water.  Then it is passed through a dry resin bed to remove the remaining trace amounts of impurities to produce ASTM biodiesel. At this point, the biodiesel may still have trace amounts of methanol and may fail the flashpoint test and/or the methanol content ASTM test.

(5)
The methanol removal process.  The methanol removal process is designed to remove methanol from the polished biodiesel to meet either the ASTM D93 flashpoint of > 130C or the EN14014 methanol content of < 0.2%.

(6)
The stabilization process.  Biodiesel is naturally unstable and oxidizes when exposed to air. The stabilization process meters in the appropriate amount of antioxidants (stabilizers) to the biodiesel. After this process, the biodiesel is sent to the storage tank and is ready to be sold.

Methes Canada purchased all of TKMS’s ownership rights to, and interest in, the intellectual property rights, including design and specifications, for the Denami 600 biodiesel processor in February 2008.  Since the acquisition of the Denami 600 technology in February 2008, we have retained TKMS as the exclusive manufacturer of our processors in the United States and Canada.  Our decision to work with TKMS was based on quality, experience, industry track record, warranties, equipment capabilities, price and representations made by TKMS.  Over the past 27 years, TKMS’s technical staff has become recognized in the industry for their expertise in design and modularization for custom-designed “built to order” systems. Their experience in labs, teaching institutes, pilot plants and production facilities includes small single process and utility units up to multiple large scale modular process suites.  The TKMS team of specialty process engineers specializes in the biotechnology; pharmaceutical; food, beverage and dairy and cosmetic industries.  We believe TKMS possesses the knowledge and resources to assist our management team in successfully installing and operating processing plants.

Description of the Company’s Denami 600 Sales

We offer four distinct methods for purchasers of our biodiesel processors to become involved in the ASTM quality biodiesel production business:

(1)
Pipe to Pipe Solution:  The customer purchases a Denami 600 and develops its own biodiesel production facility. This solution includes one Denami 600 unit, an environmental checklist, overseeing installation of the production unit, commissioning of the unit, onsite training, ongoing support, a maintenance program, in-process testing service, and an extended warranty program.  This solution does not include: assistance in locating and building/renovating a production facility; ancillary equipment and infrastructure such as storage tanks, pipes, safety equipment; containment walls and a truck-loading facility; or assistance in obtaining necessary permits.

(2)
Turn-key Production Line Solution:  The customer purchases a Denami 600 and we assist the customer in developing its biodiesel production facility.  With this solution, the customer selects a production site and obtains all necessary permits and approvals to operate a biodiesel production facility.  Once the site has been selected and approved, we provide and oversee, in addition to the products and services provided as part of the Pipe to Pipe Solution, installation of all infrastructure and equipment necessary to operate a production facility.  For example, we oversee the installation of storage tanks, pipes, containment wall and truck-loading facility at the customer’s site as part of this solution. This solution does not include assistance in identifying and obtaining the site or assistance in obtaining necessary permits.

(3)
Complete Turn-key Solution:  The customer purchases a Denami 600, tells us where it wants the plant to be located, and we deliver an operating biodiesel production facility.  With this solution, we obtain the production facility site, manage the construction and/or renovation of the facility, obtain all necessary permits, and provide the other products and services included as part of the Turn-Key Production Line Solution.

(4)
Management Solution:  The customer purchases a Denami 600 and contracts with us to install, operate and manage production of biodiesel from the unit at one of our existing facilities.  In addition to all the products and services provided as part of the Pipe to Pipe Solution, we handle all management and operation of the processor in exchange for an additional fee.

In the case of each solution identified above, the customer will be required to enter into a license agreement.  The license agreement grants the customer a non-exclusive, perpetual, royalty-bearing license to use our proprietary monitoring technology, which allows for the operation and maintenance of the Denami 600 in an unmanned and remotely controlled environment.  The license agreement requires the customer to pay us a royalty, in perpetuity, for each gallon of biodiesel produced.

Maintenance and support services include real-time monitoring of the customer’s processor(s) via our proprietary monitoring technology and in-process testing to ensure that the biodiesel produced meets D93, ASTM 2709 and ASTM D6584 standards.  Furthermore, all Denami 600 processors come with an extended warranty, pursuant to which we will provide our customers, without charge and subject to certain limits discussed below, labor and replacement parts for products that prove to be defective in material or workmanship and which result in the production of biodiesel that does not meet the applicable ASTM D6571 specifications.  The warranty does not cover products or parts that are damaged due to accident, misuse, improper or insufficient maintenance, improper operation, and normal wear and tear.  Warranty claims are not subject to any dollar limitation for the first year after commissioning, and are limited to CAD $25,000 per year for each year thereafter.

Description of the Company’s Facilities

Mississauga Facility

The Mississauga facility is our biodiesel production and demonstration facility located at 4170 Sladeview Crescent, Mississauga, Ontario Canada.  The Mississauga facility features a biodiesel processor capable of producing 1,321,000 gallons of biodiesel per annum.  The demonstration plant produces ASTM biodiesel and consists of one Denami 600 biodiesel processor that demonstrates the technology in an unmanned and remotely controlled environment.  The Mississauga facility is also used as a testing facility for the testing of different type of feedstock that could be used by Methes or by its clients to produce biodiesel. A chemist is employed full-time on site to monitor the quality of the biodiesel produced at the Mississauga facility as well as performing analysis on raw materials used for the production of biodiesel.

The facility is 6,319 square feet, approximately 40 percent of which is corporate office space and the remaining 60 percent is used for the production of biodiesel.   The facility contains six above-ground storage tanks.  Five of these tanks have an aggregate capacity of 72,500 gallons and are used as follows:  two tanks are used for feedstocks, two tanks are used for biodiesel and one is used for glycerin. These tanks are located within a spill containment area that has been constructed as a dyke-system using concrete block partial walls that are epoxy coated to be impervious to liquids.  The last tank is for methanol and has a 11,138 gallon capacity.  The methanol tank is separated from the feedstock and product storage within the containment area in a fire rated methanol room.   The fire safety room complies with Provincial building and fire codes.  We lease the Mississauga facility, but pursuant to the terms of the lease agreement, we own all of the equipment located at, and improvements to, the facility.

Sombra Facility

The Sombra facility is a 20,579-acre property located near the St. Clair River in Sombra, Ontario.  The site is located a few miles from the United States, where we initially plan to export all of our biodiesel production.  Sombra is an excellent production location due to the high concentration of truck terminals located in Sarnia, Ontario and in the state of Michigan.  We believe that due to its geographical location, the Sombra facility will play a key role in meeting the regional demand for biodiesel.

The Sombra facility has a maximum production capacity of approximately 6.6 million gallons per year.  In addition, we expect the plant to produce approximately 91 tons of glycerin per year as a co-product.  The Sombra facility site was formerly a refinery that produced oil, gas and chemical products.  We purchased the facility from Scrap Metal Co-ordinators, Inc. on July 15, 2008 for CAD $2,200,000.  The property includes a production warehouse, rail access, storage tanks, loading area and office space.  There are 3,600 feet of rail, four rail spurs, three switches and a spill containment unit for unloading bulk liquid rail cars on the property.  There are two pipelines that run from the site to the St. Clair River with a pump house to draw water and to discharge storm water.  The electrical supply is 27,000 volts.  The site currently has 27,163 square feet of buildings and 26 storage tanks with an aggregate capacity of 1,227,665 gallons.

The zoning of this property is regulated by the Planning Act of the Province of Ontario where this property is classified as M3-1 Industrial land. There can be no assurance that we will not encounter hazardous conditions at our site.  We have entered into several agreements that restrict our use of the site, including agreements that we will not use the site for any purpose related to the manufacture or sale of choline chloride, specialty choline derivatives, monomethylamine, dimethylamine, trimethylamine, monomethylformamide or dimethylformamide.

Phase One and Phase Two Environmental Site Assessments have been completed by an independent consultant hired by the previous owner of the site.  We have been informed that these assessments show no signs of environmental impact.

In May 2008, we cleared the Sombra property of debris and commenced piping work and other activities at the site.  As of March 2009, we have significantly reduced the pace of construction activities until we raise a minimum of approximately $400,000 in additional capital, which will allow us to complete construction and commence commercial operations with one Denami 600 processor in operation.  Once we resume construction, we anticipate that it will take an additional four months to finish renovating the site and commence operations. The first of the five Denami 600 processors is currently being manufactured offsite by TKMS pursuant to the terms of our exclusive manufacturing agreement.  We currently anticipate that commercial operations at the Sombra facility will commence in January 2010 with one processor in operation.  Assuming we are able to raise an additional $5,821,000 in capital by January 2010, we anticipate that the remaining four processors will be manufactured, installed and brought online by November 2010.

Environmental and Other Regulatory Matters; Governmental Approvals

Regulatory Permits

Our biodiesel plants are subject to Ontario’s Ministry of the Environment (“MOE”) environmental regulations and require a number of permits, the most significant of which is a Comprehensive Certificate of Approval for air and noise emissions, and other minor permits, in order to construct and operate our plants.

Mississauga. We have applied for and obtained all required permits for the Mississauga facility.

Sombra.  As a facility with an operating history, the Sombra plant has certain minor permits in place which may need to be updated due to changes in operations or in legislation from time to time.  We have applied for a Certificate of Approval from the MOE for air and noise emissions. Any remaining minor permits will be obtained as necessary.

Air and Noise Pollution Standards

There are a number of standards that may affect the construction and operation of the plant.  EPA R.S.O 1990, c. E.19, s.9.(1)(a) applies to the plant’s boilers, biodiesel processors, storage tanks and other equipment which may discharge a contaminant into any part of the natural environment other than water.  MOE air and noise emission permits have terms and conditions that include strict emission limits and associated specific control technologies for each pollutant that must be maintained, and monitoring and record-keeping requirements that must be provided or made available to environmental officials.

MISA Program

Due to historic operations, the Sombra site was governed by the Municipal/Industrial Strategy for Abatement (“MISA”) program.  The Ontario Ministry of Environment has recently determined that due to the nature of our biodiesel production activities at the Sombra facility, we will not be subject to MISA requirements.  Because the site was, however, historically subject to the MISA program, we will be required to comply with certain MISA reporting requirements on water discharge.

The MISA program was developed to address any persistent toxic substance that could have potentially been discharged into Ontario’s waterways.  The MISA protocols contain monitoring and reporting requirements which include the following features:

•	For every chemical parameter in the MISA regulations there are two limits: daily (i.e., not to exceed value on any day) and monthly average;
•	A required monitoring frequency to demonstrate compliance with the limits;
•	Effluent must not be toxic to fish and water fleas;
•	Each plant must prepare an annual report to be available to the public;
•	Each plant must submit quarterly reports to the Ministry; and
•	Incidents of non-compliance must be reported directly to the Ministry followed by a letter.

Biodiesel Quality Testing Procedures

We are required to retain the certificate of analysis for each batch of B100 sold or delivered for at least one year.  Natural Resource Canada may examine these records, perform on-site testing or obtain samples of biodiesel from us.

Employees and Operations

We currently have eight full-time employees.  One of our employees works at the Sombra facility and the remaining seven employees work at Mississauga in our corporate offices.  As our equipment, automation and capacity of production increase, we plan to expand to two-shift and three-shift schedules to get maximum volume at the Mississauga facility.  Upon completion of the initial phase at the Sombra facility and expansion, we believe that our operations will require approximately five additional full-time employees.  We anticipate that total wages will be approximately $340,000 per year once the Sombra facility is fully operational.  By the end of the first quarter in 2010, we intend to have a total of 14 full-time employees.

We offer group health and dental benefits to most employees once they have completed their probation period.  The benefits are available for each eligible employee, their spouse (married or common-law) and their dependent children. The plan includes accidental death and dismemberment and specific loss benefits, health care expenses, global medical assistance, dental, glasses and term life insurance up to $25,000.

Sales and Marketing

The company has two distinct products to market:  the Denami 600 biodiesel processors and biodiesel (B100).

Biodiesel Processors

Sales of Denami 600 biodiesel processors are handled by our in-house sales and marketing team. Our sales and marketing team use traditional advertising methods to target potential buyers looking to enter the biodiesel production industry.  We have from time to time advertised in Biodiesel Week, which is an online magazine published by BBI International, Inc.  Our advertisements in this magazine have been successful in attracting potential buyers to our Mississauga facility.  The other method used by our sales and marketing team consists of promoting our product at the National Biodiesel Conference & Expo. The National Biodiesel Conference & Expo is held once a year in a different location in the United States. Our team was at the event in Orlando, Florida in 2008, and at the event in San Francisco, California in 2009.  Members of our sales and marketing team are paid salaries and also receive commissions based on the sales they generate.

We also utilize outside salespeople to help sell Denami 600 biodiesel processors.  The outside sales representatives generally receive a commission equal to 4 percent of the purchase price of each processor they sell, based on the pipe-to-pipe purchase price, upon payment in full by the client.

Biodiesel

The sales and marketing of our biodiesel is also handled by our in-house sales and marketing team.  We have executed letters of intent with Gulf Hydrocarbon, Inc. (“Gulf”), a U.S. based wholesaler of biodiesel, setting forth the proposed terms of off-take agreements pursuant to which Gulf will purchase and market the majority of our biodiesel production from the Mississauga and Sombra facilities.  We anticipate that Gulf or another wholesaler/marketer will sell most of our biodiesel to fuel users and retail locations in the United States and Canada.  It is also our intention to approach private fleet users (trucking companies) to maximize early market penetration and increase sales.  Although we do not currently have a binding agreement in effect, we regularly sell biodiesel produced at the Mississauga facility to Gulf.

The letters of intent with Gulf provide that any definitive agreement will provide that we are permitted to retain and market 10% of our production directly to end users. Direct sales are likely to be more profitable because a higher margin market for our biodiesel can be found in a retail market, which consists of distribution primarily through fueling stations to transport trucks and other retail distributors such as oil companies, independent station owners, marinas and railroad operators.  In addition, some of the biodiesel to be produced at our plants will likely be marketed to federal, state, provincial and local governmental entities.

Glycerin

The primary co-product of the biodiesel production process is glycerin, which equals approximately 11 percent of the amount of biodiesel produced.  Because of existing and forecasted market conditions for glycerin, we do not anticipate investing our resources in actively marketing or refining our glycerin production in near term, as we intend to focus our energy and resources on the production and sale of biodiesel and sale of our Denami 600 biodiesel processors.  Once our Sombra facility is finished and operating at full capacity, and depending on the availability of capital and the current market for glycerin, we anticipate investing in additional infrastructure that will enable us to refine and market our glycerin.

Inputs and Procurement Plan

Feedstock

We currently process virgin animal fats (CWG) and vegetable oil (canola oil) at our existing facility in Mississauga and plan to do the same at our 6.6 mgy Sombra facility.  The Mississauga facility requires 5,000 tons of feedstock per year to run at full capacity, and we anticipate that the Sombra facility will require 25,000 tons per year to run at its full design capacity of five processors.  We purchase animal and vegetable oils on the open market and have not previously entered into any definitive feedstock supply agreements to secure feedstock on favorable terms.  To minimize procurement costs and ensure access to sufficient quantities of the feedstock that we require, our procurement strategy to date has focused on purchasing animal and vegetable oils that are produced as close as possible to our production facilities.

Chemical Inputs

We purchase methanol, sodium methylate, hydrochloric acid, phosphoric acid and caustic soda from various vendors and suppliers for use at the plant.

Risk Management

We do not currently engage in any hedging or other commodity risk management.  We plan to retain a commodities market consultant in the future to develop and implement a risk management plan and to assist us in managing the commodity supply and price risks of a biodiesel producer.  The consultant will seek to ensure, among other things, consistent animal and vegetable oil deliveries at attractive pricing.

Transportation and Delivery

Both of our production facilities are easily accessible. The Mississauga facility is accessible by road; the Sombra facility will be accessible by road and rail, and may also be accessible by barge (the facility is approximately 3,000 feet from the St. Clair River).  Oil is delivered to our production facility in Mississauga on a regular basis.  We intend for the Sombra facility to be supplied by railcar as soon as production begins, and have entered into an agreement with CSX Transportation with respect to the connection of our private tracks to CSX’s rail lines.  We expect most of our biodiesel to be transported from our facilities by the buyers of the product.  At our Mississauga facility, the buyers typically organize the pickup of the biodiesel.

Whenever we have to arrange for transportation of oil or biodiesel, we contract with local transport companies.  To date, transportation has been readily available and priced competitively.  We currently have no agreement with a freight company because we do not believe it will be a problem to find a freight company to move product when necessary and do not want to incur any additional costs to secure a freight company until such time as may be necessary.

Utilities

We anticipate entering into negotiations and, to the extent practical, agreements with various utility service providers before we begin operations of the Sombra facility.  Because of the minimal amount of energy we use at the Mississauga facility, we have not entered into a specific agreement for our utility needs and instead purchase at market rates.  If there is any interruption in our supply of energy, such as due to insufficient supply, delivery or mechanical problems, we may have to halt production.

Electricity

The plants require a continuous supply of electricity.  We currently have no agreement with any service provider for the electrical services that we will need at Sombra or Mississauga, but expect that the local utility services will be sufficient to meet our needs.  The price of electricity, like any commodity, could fluctuate and increase significantly as it has in the past.  A backup generator we have on site will ensure we are able to run without any interruptions.

The energy requirements to operate a single unit, which is what we are doing at the Mississauga facility, is 262,930 kWh of electricity per annum for the production of 1.32 million gallons of biodiesel at a ratio of 0.1992 kWh per gallon of biodiesel produced. Electricity is used to power the pumps and controls.  For the initial phase of 6.6 million gallons per year of biodiesel at the Sombra facility, we expect we will use approximately 1,321,400 kWh of electricity per annum for the five installed processor units.

Natural Gas

The plants will also require a continuous supply of natural gas to heat our boilers.  We currently have no agreement with any service provider for the natural gas that we will need at Sombra or Mississauga, but expect that the local utility services will be sufficient to meet our needs.  The price of natural gas, like any commodity, could fluctuate and increase significantly as it has in the past.

Natural gas is used to heat the products during the reaction phase.  Approximately 0.060489 cubic meters of natural gas is used to produce one liter of biodiesel at the Mississauga facility. For the initial phase of 6.6 million gallons per year of biodiesel at the Sombra facility, we expect we will use approximately 399,000 cubic meters of natural gas per annum.

Biodiesel

The plants will use biodiesel to power our backup electric generator.  We intend to use a small portion of our production to meet this need, in the event of power shortages.

Water and Wastewater Treatment and Disposal

No process water requirements occur in association with the operation of our facilities because we use a close loop cooling system with a water chiller, which means that we do not use water in our biodiesel process. We anticipate that the Sombra facility will use 30 million liters of water per year from the St. Clair River for non-contact cooling water.  We have not yet filed a permit application with respect to our water needs at the Sombra facility.

When a cooling system and closed loop is not used with a Denami 600, it takes approximately 800,000 gallons of water per year to operate each Denami 600.  The process uses 0.62 gallons of water to produce one gallon of biodiesel. The cooling water is pumped through the Denami 600, which includes a plate and frame heat exchanger.  The cooling water would then be discharged into the municipal sanitary sewer system below 104 degrees Fahrenheit.

Competition

Producers of Biodiesel

We expect to be in direct competition with producers of biodiesel and other alternative fuel additives. Many of these producers have significantly greater resources than we do.  We also expect the number of competitors to increase in the future.  The development of other biodiesel plants, particularly those in close proximity to the plant, will increase the supply of biodiesel and may result in lower local biodiesel and glycerin prices and higher costs for supplies of soybean oil.

We will be in direct competition with numerous other biodiesel plants that produce the same products that we do. We plan to compete with other biodiesel producers on the basis of price of biodiesel, delivery service, decreased transportation costs and our commitment to sustainability. Biodiesel Magazine reports that as of December 2, 2008 in Canada, there were nine plants (including our Mississauga facility) with the capacity to produce 37.5 million gallons per year and four plants under construction or expansion (including our Sombra facility) that are expected to add an additional 27 million gallons of capacity per year. Among these plants are:

•	Bifrost Bio-Blends Ltd. located in Arborg, Manitoba, which uses canola oil to produce 4 million liters of biodiesel annually.
•	Bio-Diesel Qubec Inc. located in St-Alexis-Des-Monts, PQ, which uses yellow grease to produce 10 million liters of biodiesel annually.
•	Biox Corp. located in Hamilton, Ontario, which uses animal fats to produce 60 million liters of biodiesel annually.
•	Milligan Bio-Tech Inc. located in Foam Lake, Saskatchewan, which uses canola oil to produce 1 million liters of biodiesel annually.
•	North West Bio-Energy located in Unity, Saskatchewan, which used undisclosed feedstocks to produce an undisclosed amount of biodiesel.
•	Rothsay Biodiesel located in Ville Ste. Catherine, PQ, which uses animal fats and yellow grease to produce 35 million liters of biodiesel annually.

We will also have to compete with companies developing and using second-generation biofuels technologies, which may prove less costly to construct and operate and may produce superior biodiesel fuel than our biodiesel processors.  For example, it was recently reported that AP Fuels, Inc., a start-up company based in Montreal, Quebec is partnering with Air Liquide SA (France) and others in the industry to develop five 166 mgy biorefineries that will produce biodiesel from wood fiber.  If the input and operational costs for second-generation biofuels technologies are lower or yields are higher, these companies could experience higher margins and it could be more difficult for us to compete with them because our biodiesel may be more expensive to produce.

U.S. Biodiesel Market

The U.S. biodiesel market grew at a fast pace during the early part of this decade, stimulated largely by federal and state policies and regulations promoting cleaner air and tax credits and incentives.  According to the U.S. Department of Energy’s Energy Information Administration, in 2008 an estimated 682 million gallons of biodiesel were produced in the United States, up from approximately 8.5 million gallons in 2001.

As of May 2009,  Biodiesel Magazine estimates that there is capacity to produce approximately 2.28 billion gallons of biodiesel in the United States annually, with an additional 285 million gallons estimated to be under construction or expansion.  There are, however, approximately 47 plants in the U.S. with an estimated annual capacity of 595 million gallons that are not currently in production, presumably due to unfavorable market conditions, including decreased  demand for fuel generally and the recent collapse of financial markets.

Very few of the operating biodiesel plants in the United States are producing biodiesel at their full operating capacity. Some estimate that average operating capacity is near 30% industry wide.

Producers of Petroleum-Based Diesel Fuels

The biodiesel industry generally is in competition with the petroleum industry and particularly the diesel fuel portion of the petroleum industry.  The biodiesel industry is a fraction of the size of the diesel fuel industry and is able to compete principally as a consequence of government environmental regulations and incentives, assisted by currently high petroleum and diesel fuel prices.

The capital and operating costs of producing biodiesel make it prohibitive to compete with diesel fuel based on price.  If the diesel fuel industry is able to produce diesel fuel with acceptable environmental characteristics, or if government regulations change in favor of diesel fuel, biodiesel producers would find it extremely difficult to compete.  Petroleum refiners are continually attempting to develop diesel fuels with low sulfur and other clean burning attributes, together with lubricity and other characteristics necessary for the diesel engines in the marketplace.  It is not possible to predict what success the petroleum industry may experience in making diesel fuel more acceptable or the impact these efforts may have on the biodiesel industry.

Foreign Competition

In July 2009, the European Union extended for five years provisional tariffs on U.S. biodiesel that it had previously imposed in March 2009.  The duties were imposed based on a finding that U.S. biodiesel exports to Europe were unfairly subsidized by U.S. government incentives and that U.S. producers were dumping their exports in Europe at artificially low prices.  The combined tariffs on U.S. biodiesel are as high as $1.50 per gallon.  It is reported that these tariffs have effectively halted U.S. exports of biodiesel to Europe.  To the extent that the imposed tariffs have eliminated a market for U.S. biodiesel, this could have an adverse effect on our ability to sell our biodiesel and be profitable.  In addition, if similar tariffs are imposed in the future on biodiesel produced at our facilities in Canada, this could have an adverse effect on our ability to sell our biodiesel and be profitable.

Biodiesel Processor Manufacturers

We compete with other biodiesel technology companies from the U.S. and around the world, who focus on providing modular biodiesel processors to small and medium-sized producers.  Some of our competitors have been in business longer than we have and have greater financial resources than us.  We are aware of at least five other companies who sell modular biodiesel processors, and there may be several others.  Our competitors rely on different proprietary technologies that may prove to be more efficient, and less costly to operate, or produce a higher quality of biodiesel than ours.  While we believe we have a superior technology platform for our biodiesel processors, our competitors may have greater marketing resources or may achieve greater market acceptance for their processors.

Competitive Strengths

We provide turnkey installed biodiesel manufacturing facilities covering very simple and robust design, construction and commissioning model that can be easily duplicated or expanded for scalability. Our target market segment is biodiesel production facilities in the 1.3 mgy to 26 mgy (1 to 20 units) range, which is to date not addressed by the majority of our competitors, who tend to address production facilities over 30 mgy. This strategy allows us to standout in our target market segment, and allows our customers to open production facilities in places that are not financially viable for the facilities with production capacities greater than 30 mgy.

Our strategy for generating revenues from our target market segment also differs from our competitors’ strategies.  The large biodiesel manufacturers are currently pursuing big projects, where a significant portion of revenues are earned from design ($100 million and greater), engineering, and construction services, and such projects generally take at least 2-3 years to complete.  In contrast, we focus on small production facilities ranging in size from $1.3 million to $26 million, and our strategy is based on earning the majority of our revenues from perpetual royalty fees.

In addition to our general business strategy, which we believe is a significant competitive strength, we believe that our competitive strengths also include the following:

•
Adjustable Processors.  The quality of feedstock can vary significantly, even if it comes from the same source, which may require modifications to previously implemented production parameters. The continuous flow design of the Denami 600 allows for rapid and continuous fine tuning of the production process, which consistently delivers high-quality biodiesel notwithstanding variations in feedstock quality.

•
Use of Multiple Feedstocks.  In addition to controlling the chemical reactions that are part of the production process, the polishing and cleaning of biodiesel is crucial in producing biodiesel that meets stringent ASTM and EN standards. Because feedstocks produce a range of impurities with differing characteristics, many processors are unable to polish and clean biodiesel produced from multiple feedstocks. Because the polishing module in the Denami 600 is both simple and robust, multiple feedstocks, including soy oil, pork lard and beef tallow, can be used to produce high-quality biodiesel.

•
Modular Design. As the biodiesel industry matures, the ASTM and EN standards will continue to evolve, which will require modifications to the current production processes and upgrades to existing equipment.  The modular design of the Denami 600 ensures that upgrades to components of the process are easy and cost effective.

•
Scalable Production Capacity.  The relatively small production capacity of the Denami 600 requires a relatively small investment in capital to start a production facility, with additional units added to existing operations with relative ease. Expanding production through a modular concept also provides more flexibility in processing different feedstocks, as the production process can be grouped by type of feedstocks or by feedstock from a particular source.

•	We Own Our Technology. We own our technology and do not rely on any one third party for research and development efforts or making improvements.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.  From time to time, we may be involved in legal proceedings and claims arising in the ordinary course of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes to those statements included in this prospectus.  This discussion contains, in addition to historical information,  forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to those discussed below, as well as those discussed elsewhere in this prospectus, including those factors discussed under the heading “Risk Factors.” See also “Forward-Looking Statement” on page 16 of this prospectus.

Overview

We are in the business of producing and distributing biodiesel and selling biodiesel processors and related services.   We produce biodiesel that meets or exceeds the current ASTM D6751-09 specification and we will be selling it primarily to wholesalers and large users of petroleum diesel fuel.  Our revenues from biodiesel fuel sales are dependent on the volume and price of the biodiesel fuel we sell. The selling prices we realize for our biodiesel are closely linked to the prices of petroleum-based diesel fuel and the supply and demand for biodiesel, as well as the tax incentives offered by federal and state governments for the production and blending of alternative fuels.  The sales of our biodiesel processors are handled by our in-house sales and marketing team, which uses traditional advertising methods to target potential buyers looking to get involved in the production of biodiesel.

Our gross margin is driven by the cost of feedstock (primarily animal fats and vegetable oil) and other chemical inputs used in our production of biodiesel fuel.  We purchase feedstock and other inputs on the open market and do not have any definitive written supply agreements.  Our profit margins and financial condition are significantly affected by our cost and supply of vegetable oil and animal fats and other inputs in the commodity markets.  We hope to become a leading developer, marketer, manufacturer and service provider of compact continuous flow biodiesel processors, biodiesel processor systems, training, maintenance and related biodiesel services.

Biodiesel Plants and Production

We own two biodiesel processing facilities located in Ontario, Canada.

Mississauga Plant - We currently produce biodiesel at our demonstration and production facility located in Mississauga, Ontario.  The Mississauga facility, which is designed to use a wide array of renewable agricultural-based feedstock, uses primarily animal fats to produce biodiesel and has current production capacity estimated to be 1.3 million gallons of biodiesel per year.

Sombra Plant - We are in the process of constructing our second facility, a 6.6 mgy biodiesel production facility in Sombra, Ontario.  The Sombra facility is being constructed at the site of a former chemical facility, which we acquired in order to take advantage of the existing site infrastructure.  We anticipate that the Sombra facility, once renovations are complete, will be able to utilize both animal fats and vegetable oils as feedstock.  We anticipate the total cost for the acquisition, construction and commencing of operations of the Sombra facility to be approximately $8 million.  We have purchased the real estate and began renovating the site on August 1, 2008 and intend to install five of our biodiesel processors in the next few months. We estimate it will take approximately four months for the Sombra facility to be operational at approximately one-fifth of total design capacity (approximately 1.3 mgy).

Biodiesel Processors

Our biodiesel processors, which we market under the name “Denami 600,” are each capable of producing approximately 1,321,000 gallons (5 million liters) of biodiesel per year.  The processor produces ASTM biodiesel in an unmanned and remotely controlled environment.  The Denami 600 is a continuous flow biodiesel modular process system used to produce biodiesel.  The processor produces 600 liters per hour of grade B100 biodiesel fuel, which exceeds current ASTM standards.  We believe this state-of-the-art design is the industry’s first compact, fully automated processor that offers the flexibility of using a wide variety of feedstock options.  Examples of feedstock that have been used to produce the biodiesel include soy oil, canola oil, beef tallow, poultry fat, and choice white grease (“CWG”). We offer our customers who purchase our biodiesel processors four distinct methods to become involved in the ASTM quality biodiesel production business:  Pipe-to-Pipe, Turn-key Production Line, Complete Turn-key Solution, and Management Solution.  We also help our clients in every step of their production by assisting if required in feedstock procurement, biodiesel off-take, permitting and testing.

Results of Operations

RESULTS OF OPERATIONS FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED MAY 31, 2009 AND 2008.

	Three months ended May 31,		Six months ended May 31,
	2009	2008	2009	2008
REVENUE
Biodiesel	$172,108	$8,024	$252,089	$8,024
Feedstock	6,081	946	6,803	946
	178,189	8,970	258,892	8,970
Cost of goods sold	131,837	14,172	199,318	14,172
Gross Profit (Loss)	46,352	(5,202)	59,574	(5,202)
OPERATING EXPENSES
Professional fees	43,448	49,555	112,101	61,867
Consulting fees	-	-	-	-
Research and Development	9,297	56,110	13,793	88,647
Salaries	110,071	119,389	242,812	218,731
	162,816	225,054	368,706	369,245
Operating Income (Loss)	(116,464)	(230,256)	(309,132)	(374,447)
OTHER EXPENSES (INCOME)
Interest expense	108	-	179	-
Interest (income)		-	-	-
Other expenses	113,656	163,578	292,143	240,719
	113,764	163,578	292,322	240,719
Net Income (Loss)	(230,228)	(393,834)	(601,454)	(615,166)

Three months ended May 31, 2009 compared with 2008.

Revenues.  Our revenues for the three months ended May 31, 2009 (“Q2 2009”) and 2008 (“Q2 2008”) were derived from sales of biodiesel and feedstock.  In Q2 2009, our revenues increased 1886% to $178,189 from $8,970 in Q2 2008.  In Q2 2009, 97% of revenues were from  sales of biodiesel and 3% from sales of feedstock, compared with 89% for biodiesel and 11% for feedstock in Q2 2008.  The reason for the increased sale of biodiesel from Q2 2008 to Q2 2009, and the decrease in sales of feedstock for the same period, is that we directed our focus and utilized our resources on increasing sales of biodiesel as our main production business.  The increase in revenues was primarily the result of the fact that after the first six months of operations in fiscal year 2008, we made several technical changes to our biodiesel processors which increased biodiesel production and efficiencies.

Gross Profit.  Our gross profit increased from a loss of ($5,202) in Q2 2008 to a profit $46,532 in Q2 2009.  Cost of goods sold increased to $131,837 in Q2 2009 from $14,172 in Q2 2008 as biodiesel production increased.  The increase in gross profits for the periods was primarily the result of low biodiesel production in Q2 2008 and also the efficiency gains we recognized in our biodiesel production after our efforts devoted to improving the performance of our biodiesel processors.

Operating Expenses. Our operating expenses decreased 28% from $225,054 in Q2 2008 to $162,816 in Q2 2009. The decrease was primarily the result of  decreased spending on research and development from Q2 2008 to Q2 2009 by $46,813, which reflects the work accomplished in Q2 2008 on increasing the production efficiency of our biodiesel processor.

Other Expenses. Our other expenses decreased 31% to $113,656 in Q2 2009 from $163,578 in Q2 2008.  The decrease was primarily the result of an expense in Q2 2008 for our lease of a storage space for $15,698 for the period.  In Q2 2008, an expense of $98,658 was recognized for equity shares issued as compensation for fees relating to investment activities, and expenses of $20,645 in Q2 2009 and $50,568 in Q2 2008 were recognized due to stock option grants to employees.  In Q2 2009, we had an additional expense of $22,206 for another office space lease.

Six months ended May 31, 2009 compared with 2008

Revenues.  Our revenues for the six months ended May 31, 2009 (“H1 2009”) and 2008 (“H1 2008”) were derived from sales of biodiesel and feedstock.  In H1 2009, our revenues increased 2786% to $258,892 from $8,970 in H1 2008.  In H1 2009, 97% of revenues were from  sales of biodiesel and 3% from sales of feedstock, compared with 89% for biodiesel and 11% for feedstock in H1 2008.  The reason for the increased sale of biodiesel from H1 2008 to H1 2009, and the decrease in sales of feedstock for the same period, is that we directed our focus and utilized our resources on increasing sales of biodiesel as our main production business.  The increase in revenues was primarily the result of the fact that after the first six months of operations in fiscal year 2008, we made several technical changes to our biodiesel processors which increased biodiesel production and efficiencies.

Gross Profit.  Our gross profit increased from a loss of ($5,202) in H1 2008 to a profit of $59,574 in H1 2009.  Cost of goods sold increased to $199,318 in H1 2009 from $14,172 in H1 2008 as biodiesel production increased.  The increase in gross profits for the periods was primarily the result of low biodiesel production in H1 2008 and also the efficiency gains we recognized in our biodiesel production after our efforts devoted to improving the performance of our biodiesel processors.

Operating Expenses. Our operating expenses remained relatively constant at $368,706 in H1 2009 and $369,245 in H1 2008. Spending on research and development from H1 2008 to H1 2009 decreased $74,854, which reflects the work accomplished in H1 2008 on increasing the production efficiency of our biodiesel processor, while spending on salaries increased $24,081 from H1 2008 to H1 2009 and costs of professional fees increased by $50,234.

Other Expenses. Our other expenses increased 21% to $292,143 in H1 2009 from $240,719 in H1 2008.  In H1 2008, an expense of $115,548 was recognized for equity shares issued as compensation for fees relating to investment activities, and expenses of $20,645 in H1 2009 and $50,568 in H1 2008 were recognized due to stock option grants to employees.  In H1 2009, we had additional expenses of $53,826 for leases, $16,942 for utilities and $36,774 for another office space.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED NOVEMBER 30, 2008 AND 2007.

	Year Ended November 30, 2008	Year Ended November 30, 2007
REVENUE
Biodiesel	$104,623	$49,235
Feedstock	4,150	54,368
	108,773	103,603
Cost of goods sold	106,553	6,621
Gross Profit	2,220	96,982
OPERATING EXPENSES
Professional fees	179,931	59,053
Consulting fees	-	39,164
Research and development	177,393	68,525
Salaries	487,974	210,980
	845,298	377,722
Operating Income (Loss)	(843,078)	(280,740)
OTHER EXPENSES (INCOME)
Interest expense	-	33,773
Interest (income)	(7,644)	-
Other expenses	780,586	210,335
	772,942	244,108
Net Income (Loss)	$(1,616,020)	$(524,848)

Revenues.  Our revenues for the fiscal years ended November 30, 2008 (“FY 2008”) and 2007 (“FY 2007”) were derived from sales of biodiesel and feedstock.  In FY 2008, our revenues increased 5% to $108,773 from $103,603 in FY 2007.  In FY 2008, 97% of revenues were from sales of biodiesel and 3% from sales of feedstock, compared with 48% for biodiesel and 52% for feedstock in FY 2007.  The reason for the increased sale of biodiesel from FY 2007 to FY 2008, and the decrease in sales of feedstock for the same period, is that we directed our focus and utilized our resources on increasing its sales of biodiesel as its main production business.

Gross Profit.  Our gross profit decreased 98% from $96,982 in FY 2007 to $2,220 in FY 2008.  The decrease was the result of a significant increase in cost of goods sold of $106,553 in FY 2008 from $6,521 in FY 2007, as compared with revenues for the same periods.  This increase in costs of goods sold in FY 2008 was primarily due to the fact that the cost of goods sold is higher for biodiesel sales than for feedstock sales, and in FY 2008 the ratio of revenues was 97% from biodiesel as compared with 48% in FY 2007.

Operating Expenses. Our operating expenses increased 124% from $377,722 in FY 2007 to $845,298 in FY 2008. The increase was primarily the result of  increased spending professional fees of $120,878 from FY 2007 to FY 2008 justified by the need for additional professional services in legal and accounting.  Consequently, consulting expenses were lowered by $39,164 from FY 2007 to FY 2008.  We increased our spending on research and development from FY 2007 to FY 2008 by $108,868, which was primarily the result of work done on increasing the production efficiency of our biodiesel processor. Finally, the addition of additional technical and professional employees resulted in a salary increase of $276,994 from FY 2007 to FY 2008.

Other Expenses. Our other expenses increased 217% to $772,942 in FY 2008 from $244,108 in FY 2007. The increase was primarily due to our acquisition of the real estate for the Sombra plant in FY 2008.  This purchase and the renovation of the Sombra site increased our business taxes expense by $64,974, our insurance expenses by $39,524, our maintenance and repair expense by $69,262, and our general office expenses by $79,885.  In FY 2008, we also leased a storage space for a total $15,698 for the period.  Finally, in FY 2008, an expense of $256,651 has been recognized for equity shares issued as commissions on fees relating to investment activities, and an expense of $89,769 has been recognized due to stock option grants to employees.

Liquidity and Capital Resources

Since inception, our activities have consisted primarily of acquiring our biodiesel processor technology and constructing our biodiesel production facilities in Mississauga and Sombra, Ontario. Our principal source of liquidity consists of cash provided by sales of our common stock rather than cash from operations. In addition to funding operations, our principal uses of cash have been, and are expected to continue to be, the construction and operation of new production facilities, other capital expenditures and general corporate purposes. As of May 31, 2009, we had cash of  $102,298 and current liabilities of $364,052.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of our independent auditors contains an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

The Company is in a development stage and therefore to fully implement its business plan it will need to raise additional capital.  The Company believes that its existing sources of liquidity, along with cash expected to be generated from the issuance of debt and/or equity securities, will be sufficient to fund its operations, anticipated capital expenditures, working capital and other financing requirements through May 31, 2010. In order to fund capital expenditures or increase working capital above the current plan, or complete any acquisitions, the Company may seek to obtain additional debt or equity financing. It may also need to obtain additional debt or equity financing if it experiences downturns or cyclical fluctuations in its business that are more severe or longer than anticipated, or if the Company fails to achieve anticipated revenue, experiences significant increases in the costs associated with products sales, or if it engages in additional strategic transactions. However, the Company cannot provide assurance that such financing will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it may be forced to curtail its existing or planned future operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, the points-based loyalty program, website and software development costs, income taxes and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 2 of the accompanying notes to our consolidated financial statements.

New Accounting Pronouncements

The disclosure requirements and impacts of new accounting pronouncements are described in “Note 2 - New Accounting Standards” of the Notes to Consolidated Financial Statements contained elsewhere in this registration statement.

Off Balance Sheet Arrangements

None.

MANAGEMENT

Corporate Governance

Directors are elected at our annual meeting of shareholders and serve until the next annual shareholders’ meeting or until their successors are elected and qualified.  Our Board of Directors is presently comprised of two directors.  The Board of Directors has the power to increase the number of directors from time to time to not more than fifteen directors.  Officers are appointed by the Board of Directors and their terms of office are, except to the extent governed by an employment contract, if any, at the discretion of the Board of Directors.

Directors and Executive Officers

The following table sets forth information regarding our current directors and executive officers, followed by a brief biography of each individual:

Name	Age	Position
Michel G. Laporte	46	Director, President, Treasurer and Secretary

Kébir Ratnani	58	Director

Daniel Julien	52	Chief Accounting Officer

Richard St-Julien	40	Vice President and Chief Legal Officer

John Loewen	33	President, Methes Energies Canada Inc.

Has Swoong (Nicholas) Ng	33	Director of Business Development, Methes Energies Canada Inc.

Michel G. Laporte, Director, President, Treasurer and Secretary. Michel G. Laporte has been a director and our President, Treasurer and Secretary since Methes International was incorporated on June 27, 2007.  Mr. Laporte has many years’ experience in the world of international finance as a consultant, advising companies on domestic and international financing matters with a focus on structuring global portfolios that include investment products in various currencies and that cover multiple asset classes.  Mr. Laporte also serves as President, Chief Executive Officer and a director of SunSi Energies Inc., and provides consulting services to World Asset Management Inc., a shareholder of the company, on an ongoing basis.

Kébir Ratnani, Director.  Mr. Ratnani has been a director of Methes International since September 2008.  Mr. Ratnani holds a Diploma in Management & Marketing from the Institute of Gas Technology in Chicago, Illinois and an M Sc. A. and a B.Sc. A. in Chemical Engineering from Laval University in Quebec, Canada. Mr. Ratnani possesses 30 years of experience in the natural gas, electricity, wind energy, waste water and water sectors.  Since 2000, Mr. Ratani has been employed by SNC-Lavalin International, one of the leading engineering and construction groups in the world and a major player in the ownership of infrastructure and in the provision of operations and maintenance services, as a Senior Vice-President.  He is responsible for water, energy and infrastructure projects in Africa, the Middle East and Latin America.  Mr. Ratnani also serves on the Methes International Advisory Board.  Mr. Ratnani serves as a director of Sofame Technologies Inc. and SunSi Energies Inc.

Daniel Julien, Chief Accounting Officer.  Mr. Julien has been our Chief Accounting Officer since since Methes International was incorporated on June 27, 2007.  Mr Julien holds a Bachelor of Business Administration from the University of Ottawa and a Bachelor of Accountant Science from the University of Quebec in Montreal.  Mr. Julien is a member of the Chartered Accountant institute.  Mr. Julien has also been employed by SunSi Energies Inc. as its Chief Financial Officer since March 24, 2009.  Prior to joining Methes, Mr. Julien provided accounting services to a number of private and public companies.  From May 2003 to November 2005, Mr. Julien was employed by Citrus Technologies Inc. as Chief Financial Officer and also served as a director.  From October 2003 to October 2007, Mr. Julien was employed by Terra Nostra Technology Inc. as Chief Financial Officer and also served as a director.

Richard St-Julien, Vice President and Chief Legal Officer.  Mr. St-Julien has been our Vice President and Chief Legal Officer since June 27, 2007.  He holds a Bachelor of Law from the University of Ottawa.  Over the last five years, he has been a practicing attorney in the areas of Commercial and International Law and advises various companies on financing and other corporate matters.  Simultaneously, he has been involved in numerous business ventures as entrepreneur in Canada, the United States and other countries. Mr. St-Julien also serves as Vice President, Secretary and a director of SunSi Energies Inc., and as Secretary and a director of Enviro-Tech, Inc.

Johann (John) Loewen, President of Methes Energies Canada Inc.  Mr. Loewen is a co-founder of Methes Canada and has served as its President since its incorporation on December 23, 2004.  From 2004 to 2006, Mr. Loewen worked as an independent agent, selling life and disability insurance and investment products for World Financial Group.

Hans Swoong (Nicholas) Ng, Director of Business Development of Methes Energies Canada Inc.  Mr. Ng is a co-founder of Methes Canada and has served as its Director of Business Development since its incorporation on December 23, 2004.  From 2002 to 2004, Mr. Loewen was an Investment and Insurance Agent under contract with World Financial Group.  Mr. Ng holds a B.A. from the University of Toronto.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following have occurred with respect to any present or former director or executive officer: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Commission or the commodities futures trading commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation earned by our named executive officers for the fiscal years ending November 30, 2008.

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards(2) ($)	All Other Compensation ($)	Total ($)
Michel Laporte, President, Secretary & Treasurer	2008	--(1)	$ 13,918(3)	--	$ 13,918
John Loewen, President, Methes Energies Canada Inc.	2008	$ 73,450	$ 13,918(4)	$ 9,514(6)	$ 96,882
Has Swoong (Nicholas) Ng, Director of Business Development, Methes Energies Canada Inc.	2008	$ 73,450	$ 13,918(5)	$ 11,194(7)	$ 98,562
________________

(1)
Mr. Laporte does not receive a salary in connection with his employment. Mr. Laporte did not receive any compensation for his service as a member of the Board of Directors of Methes International during the fiscal year ended November 30, 2008.

(2)
Represents the amount of compensation expense recognized under FAS 123(R) in the fiscal year ending November 30, 2008 with respect to stock options granted on December 5, 2007, disregarding estimated forfeitures related to service-based vesting conditions. The assumptions made in determining the grant date fair value of options under SFAS 123R are disclosed in Note 7 to the consolidated financial statements that are contained in this prospectus.

(3)
On December 5, 2007, Mr. Laporte was granted an option to purchase 200,000 shares of Methes International common stock.  Mr. Laporte’s stock option (i) vests at the rate of 12.5% of the total option grant every three months after the grant date, so that 100% of the option will have vested by the second anniversary of the grant date, and (ii) provides for accelerated vesting upon the occurrence of certain change in control events.

(4)
On December 5, 2007, Mr. Loewen was granted an option to purchase 200,000 shares of Methes International common stock.  Mr. Loewen’s stock option (i) vests at the rate of 12.5% of the total option grant every three months after the grant date, so that 100% of the option will have vested by the second anniversary of the grant date, and (ii) provides for accelerated vesting upon the occurrence of certain change in control events.

(5)
On December 5, 2007, Mr. Ng was granted an option to purchase 200,000 shares of Methes International common stock.  Mr. Ng’s stock option (i) vests at the rate of 12.5% of the total option grant every three months after the grant date, so that 100% of the option will have vested by the second anniversary of the grant date, and (ii) provides for accelerated vesting upon the occurrence of certain change in control events.

(6)	In the fiscal year ending November 30, 2008, Mr. Loewen received a car allowance from the Company with a total value of $9,514.

(7)	In the fiscal year ending November 30, 2008, Mr. Ng received a car allowance from the Company with a total value of $11,194.

OUTSTANDING EQUITY AWARDS AT NOVEMBER 30, 2008

The following table summarizes information regarding the number of shares underlying options held by our named executive officers at November 30, 2008.

Name	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	Number of Securities Underlying Unexercised Options(1) (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michel Laporte	75,000	125,000	$1.00	12/5/17
John Loewen	75,000	125,000	$1.00	12/5/17
Has Swoong (Nicholas) Ng	75,000	125,000	$1.00	12/5/17

(1)
Each stock option vests at the rate of 12.5% of the total option grant every three months after the grant date, so that 100% of each option will have vested by the second anniversary of the grant date.

DIRECTOR COMPENSATION FOR FISCAL YEAR ENDED NOVEMBER 30, 2008

The table below summarizes compensation paid to our non-management directors for our fiscal year ending November 30, 2008.

Name	Option Awards ($) (1)	Total ($)
Kébir Ratnani	$11,598(2)	$11,598

(1)
Represents the amount of compensation expense recognized under FAS 123(R) in the fiscal year ending November 30, 2008 with respect to stock options granted in such fiscal year, disregarding estimated forfeitures related to service-based vesting conditions. The assumptions made in determining the grant date fair value of options under SFAS 123R are disclosed in Note 7 to the consolidated financial statements that are contained in this prospectus.

(2)
On December 5, 2007, Mr. Ratnani was granted an option to purchase 100,000 shares of Methes International common stock.  On January 15, 2008, Mr. Ratnani was granted an option to purchase 25,000 shares of Methes International common stock in connection with his service on the Methes International Advisory Board.  Each stock option vests at the rate of 12.5% of the total option grant every three months after the grant date, so that 100% of each option will have vested by the second anniversary of the grant date.

SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

The following table sets forth information as of September 23, 2009, except as otherwise indicated, with respect to the beneficial ownership of the Common Stock by (i) each person, or group of affiliated persons, who is known by us to be the beneficial owner of more than five percent (5%) of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of September 23, 2009 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for purposes of computing the percentage of any other person.  To our knowledge, and except as modified by applicable community property laws or as otherwise indicated in the footnotes to the table below, each beneficial owner named in the table below has sole voting and investment power with respect to the shares set forth opposite such person’s name.  Except as otherwise noted, the address for each person or entity named below is: c/o Methes Energies International Ltd., Main Street, Suite 309, Brooklyn, New York  11201.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Holders of More Than 5%
Michelle Napias (1) CB-13039 Nassau Bahamas	1,960,001	9.85%
Abraham Dyck 1B Maple Avenue, West Beeton, Ontario, L0G 1A0 Canada	1,666,667	8.38%
Marketing Management Group Inc. PO Box 2201 12 Cor Baymen Avenue and Calle Al Mar Belize City, Belize	1,225,000	6.16%
John C. Smiley(2) 600 17th Street, Suite 1800 South Denver, Colorado 80202	1,170,000	5.88%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Michel G. Laporte(3)	3,025,000	15.07%
Kébir Ratnani(4)	106,250	0.53%
Johann (John) Loewen(5)	1,841,666	9.17%
Has Swoong (Nicholas) Ng (6)	1,841,666	9.17%
All directors and executive officers as a group (6 people)(7)	7,177,083	34.52%

* Less than 1%.

(1)	Ms. Michelle Napias possesses sole voting and dispositive power over the shares of common stock held by World Asset Management Inc.

(2)	John C. Smiley, as trustee, possesses sole voting and investment power with respect to 1,170,000 shares which are held in receivership for Green Biofuel LLC.

(3)
Consists of (i) 1,500,000 shares of common stock held directly by Mr. Laporte, (ii) 175,000 shares of common stock subject to a stock option that is currently exercisable or is exercisable within 60 days of September 23, 2009, and (iii) 1,350,000 shares of  common stock held by New Shore Inc.  Mr. Laporte is the sole officer and director of New Shore Inc. and possesses sole voting and investment power over the shares of common stock held by New Shore Inc.

(4)	Represents 106,250 shares of common stock subject to stock options held by Mr. Ratnani that are currently exercisable or are exercisable within 60 days of September 23, 2009.

(5)
Consists of (i) 1,666,666 shares of common stock held directly by Mr. Loewen, and (ii) 175,000 shares of common stock subject to a stock option that is currently exercisable or is exercisable within 60 days of September 23, 2009.

(6)
Consists of (i) 1,666,666 shares of common stock held directly by Mr. Ng, and (ii) 175,000 shares of common stock subject to a stock option that is currently exercisable or is exercisable within 60 days of September 23, 2009.

(7)
Consists of an aggregate of (i) 6,283,333 shares of our common stock, and (ii) 893,750 shares of our common stock subject to stock option grants that are currently exercisable or exercisable within 60 days of September 23, 2009.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

There have been no transactions since December 1, 2007, nor are there any currently proposed transactions, in which we were or are to be a participant, the amount involved exceeded $120,000, and in which any related person had or will have a direct or indirect material interest.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our Bylaws, we are required to indemnify any officer or director who is made a party to any proceeding because of his position as such, to the fullest extent authorized by Chapter 78 of the Nevada Revised Statutes, as the same exists on the date hereof or may hereafter be amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us and the selling shareholders by Stoel Rives LLP, Portland, Oregon.

EXPERTS

Our consolidated financial statements for the period from December 23, 2004 (inception) to the fiscal year ended November 30, 2008 included in this prospectus have been so included in reliance on the report of Child, Van Wagoner & Bradshaw, PLLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in such registration statement and the exhibits and schedules thereto. For further information with respect to Methes Energies International Ltd. and its common stock, reference is made to such registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to such registration statement, each statement being qualified in all respects by such reference.

A copy of such registration statement, including the exhibits and schedules thereto, and any reports and other information that we file with the Securities and Exchange Commission, may be read and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m., Washington, DC time. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  The Securities and Exchange Commission also maintains an Internet website at http://www.sec.gov, from which persons can electronically access our filings, including the registration statement of which this prospectus forms a part and its exhibits and schedules.

METHES ENERGIES INTERNATIONAL LTD.

METHES ENERGIES INTERNATIONAL LTD. (A Development Stage Company) Interim Consolidated Balance Sheets

	May 31, 2009 (Unaudited)	November 30, 2008
Current Assets
Cash and cash equivalents	$102,298	$566,282
Receivable	29,384	54,532
Inventory	259,524	162,099
Prepaid expenses	59,917	53,750
Total Current Assets	451,123	836,663

Fixed Assets	3,283,978	3,285,939

Total Assets	$3,735,101	$4,122,602

Liabilities and Stockholders’ Equity

Current Liabilities	May 31, 2009 (Unaudited)	November 30, 2008

Accounts payable	$364,052	$237,516
Accrued expenses	-	121,245
Total Current Liabilities	364,052	358,761

Stockholders’ Equity
Common stock, $0.001 par value, 75,000,000 shares authorized, 19,663,060 issued and outstanding as of May 31, 2009, 19,604,757 as of November 30, 2008	19,663	19,605
Additional paid in capital	6,450,177	6,283,062
Comprehensive (loss)	(180,529)	(222,018)
Accumulated (deficit)	(2,918,262)	(2,316,808)
Total Stockholders’ Equity	3,371,049	3,763,841

Total Liabilities And Stockholders’ Equity	$3,735,101	$4,122,602

The accompanying notes are an integral part of these financial statements.

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
Interim Consolidated Statements of Operations and Comprehensive (Loss)
(Unaudited)

	Three months ended May 31,		Six months ended May 31,		From December 23, 2004 (Inception) to May 31,

	2009	2008	2009	2008	2009
REVENUE
Biodiesel	$172,108	$8,024	$252,089	$8,024	$405,947
Feedstock	6,081	946	6,803	946	65,321
Fuel	-	-	-	-	50,957
	178,189	8,970	258,892	8,970	522,225
Cost of goods sold	131,837	14,172	199,318	14,172	312,492
GROSS PROFIT (LOSS)	46,352	(5,202)	59,574	(5,202)	209,733

OPERATING EXPENSES
Professional fees	43,448	49,555	112,101	61,867	357,131
Consulting fees	-	-	-	-	109,676
Research and Development	9,297	56,110	13,793	88,647	428,275
Salaries	110,071	119,389	242,812	218,731	953,438
	162,816	225,054	368,706	369,245	1,848,520

Operating (Loss)	(116,464)	(230,256)	(309,132)	(374,447)	(1,638,787)
Other expenses (income)
Interest expense	108	-	179	-	33,952
Interest (income)		-	-	-	(7,644)
Other expenses (including stock option expenses of $59,846 in 2009)	113,656	163,578	292,143	240,719	1,337,846
Net income (loss) before income taxes	(230,228)	(393,834)	(601,454)	(615,166)	(3,002,941)
Income tax benefit	-	-	-	-	84,679

Net (Loss)	(230,228)	(393,834)	(601,454)	(615,166)	(2,918,262)

Foreign currency translation adjustment	68,089	31,087	41,489	(9,063)	(180,529)
Comprehensive (Loss)	$(162,139)	$(362,747)	$(559,965)	$(624,229)	$ $ (3,098,791)

Net (Loss) Per Common Share Basic and Diluted	$(0.01)	$(0.02)	$(0.03)	$(0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	19,633,268	17,782,158	19,633,268	17,782,158

The accompanying notes are an integral part of these consolidated financial statements.

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
	Six Months Ended May 31, 2009	Six Months Ended May 31, 2008	From December 23, 2004 (Inception) to May 31, 2009
OPERATING ACTIVITIES
Net income (loss) for the period	$(601,454)	$(615,166)	$(2,918,262)
Adjustments to reconcile net loss to net cash provided
by (used in) operations
Depreciation	16,050	12,073	58,333
Noncash stock compensation	59,846	-	149,615
Changes in operating assets and liabilities:
Receivable	25,148	42,278	(29,384)
Inventory	(97,426)	(77,183)	(259,525)
Prepaid expenses	(6,167)	(152,721)	(59,917)
Accounts payable and accrued expenses	112,561	(285,099)	21,636
Net Cash flow provided by (used in) in operating activities	(491,442)	(1,075,818)	(3,037,504)
Investing activities
Acquisition of fixed assets	(14,088)	(207,415)	(2,892,625)
Net cash used in investing activities	(14,088)	(207,415)	(2,892,625)

Financing Activities
Issuance of common stock	58	1,035	19,663
Additional paid in capital	-	1,648,369	6,193,293
Net cash provided by financing activities	58	1,649,404	6,212,956

Effects of exchange rates on cash	41,488	(9,064)	(180,529)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(463,984)	357,107	102,298
Cash and cash equivalents at beginning of period	566,282	1,334,410	0

CASH & CASH EQUIVALENTS AT END OF PERIOD	$102,298	$1,691,517	$102,298

Supplemental disclosures of cash flow information Cash paid during period for
Interest	179	0	33,952
During 2007, Subsidiary debt of $258,357 was
converted to equity.

Non-cash investing activities:
Equipment with a cost of $449,685 was acquired by
incurring accounts payable in the same amount, during
2007.  In 2008, two payments of CDN$150,000 and in
2009 one payment of CDN $150,000 have been paid in
shares.

The accompanying notes are an integral part of these consolidated financial statements.

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
For the Six Months Ended May 31, 2009

Note 1.   Nature and Continuance of Operations.

Methes Energies International Ltd. (“Methes International” and together with its subsidiaries unless the context otherwise requires, the “Company”) was incorporated in the State of Nevada on June 27, 2007.  The Company is a “Development Stage Company” as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7.

These unaudited consolidated financial statements have been prepared on a going concern basis.  The Company has incurred losses since inception resulting in an accumulated deficit of $2,918,262, but future profit is anticipated in the development of its business.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital.

In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Interim results are not necessarily indicative of the results that may be expected for the entire fiscal year.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. Dollars.  The Company’s fiscal year-end is November 30.

Use of Estimates

The preparation of unaudited consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Basis of Consolidation

The unaudited consolidated financial statements for the six months ended May 31, 2009, May 31, 2008 and from inception include the Company and its wholly owned subsidiaries Methes Energies Canada and Methes Energies USA.  All significant inter-company accounts and transactions have been eliminated.  Methes Energies Canada (“Methes Canada”) was incorporated on December 23, 2004, and became a wholly owned subsidiary of the Company on September 17, 2007.  Methes Energies USA (“Methes USA”) was incorporated as the wholly owned subsidiary of the Company on June 27, 2007.  The historical financial statements are those of Methes Canada from inception on  December 23, 2004 thru September 17, 2007 and the combined operations of the Company, Methes Canada and Methes USA from September 17, 2007 to present.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, and all highly liquid investments with an original maturity of three months or less, to be cash equivalents.

Inventory

The company’s inventory consists of feedstocks products and biodiesel products and is valued at the lesser of cost or net realizable value using the average cost method.

Revenue recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements.”  Under SAB 104, product revenues (or service revenues) are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or service has been performed), the sales price is fixed and determinable and collectability is reasonably assured. Revenue from sales of our Denami 600 biodiesel processors is recognized when the Company has concluded arrangements with customers and the product is shipped. The Company has not experienced any material expense in satisfying warranties and returns. The Company recognizes biodiesel sales upon delivery to the purchaser based upon the sales method.

Biodiesel Equipment Costs

The Company has been in a development stage since the incorporation of Methes Canada in December 2004 and the subsequent incorporation of the Company and Methes USA in June 2007.  The Company has begun consistently generating revenues from operations in the past few months.  The Company is primarily engaged in sale of biodiesel processors and the production of biodiesel.  Biodiesel machine acquisition and development costs are capitalized to long-term assets until the machine is in operation.  The costs will be amortized using the units-of-production method over the estimated life of the machine.

Financial Instruments

The carrying value of cash and prepaid expenses approximates their fair value because of the short-term maturity of these instruments.  The Company’s operations are currently concentrated in Canada, and accordingly, virtually all of its assets give rise to significant exposure to market risks from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

 Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash.  Cash is deposited with high quality credit institutions.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar.  Occasional transactions may occur in Canadian dollars and management has adopted SFAS No. 52 “Foreign Currency Translation.”  Monetary assets denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date.  Average monthly rates are used to translate revenues and expenses.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

 Income Taxes

Potential tax benefits from net operating losses and foreign tax credit carry forwards are not recognized by the Company until realization is more likely than not.  The Company adopted SFAS No. 109 at its inception.  Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses and credits carried forward. Potential tax benefits from net operating losses and credits have not been recognized in the financial statements to date because management has not determined that it is more likely than not that the Company will realize the net operating losses carried forward in future years.

Stock-based Compensation

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), an amendment of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”).  The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information.

Upon the Company’s incorporation on June 27, 2007, it adopted SFAS No. 123 (revised 2004) (“SFAS No. 123R”), “Share-Based Payment,” which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and instead generally requires that such transactions be accounted for using a fair-value-based method. We use the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123.  We have elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on December 1, 2006.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18.  Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable.  The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 (“FIN 44”), which provides guidance as to certain applications of APB 25.

Comprehensive Loss

SFAS No. 130 “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As of May 31, 2009, the Company has items that represent a comprehensive loss and, therefore, has included a schedule of comprehensive loss in the financial statements.

Capital Assets

Capital assets are recorded at cost less accumulated depreciation. Depreciation is applied on the declining balance basis to write off the cost of capital assets over their estimated lives are as follows:

Building	5%
General equipment	20%
Automotive equipment	30%
Computer equipment	45%

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128 “Earnings per Share.”  SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method.  In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” This revision to SFAS No. 141 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, at their fair values as of the acquisition date, with limited exceptions. This revision also requires that acquisition-related costs be recognized separately from the assets acquired and that expected restructuring costs be recognized as if they were a liability assumed at the acquisition date and recognized separately from the business combination. In addition, this revision requires that if a business combination is achieved in stages, that the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, be recognized at the full amounts of their fair values.  The provisions of FAS 141(R) are effective for the fiscal year beginning December 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests In Consolidated Financial Statements,” an amendment of ARB No. 51. The objective of this statement is to improve the relevance, comparability, and transparency of the financial statements by establishing accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company believes that this statement will not have any impact on its financial statements, unless it deconsolidates a subsidiary. The provisions of FAS 160 are effective for the fiscal year beginning December 1, 2009.

In May 2008, the FASB issued Statement No. 162, “The  Hierarchy Of Generally  Accepted  Accounting Principles.”  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”

In May 2008, the FASB issued Statement No. 163, “Accounting For Finance Guarantee Insurance Contracts – An Interpretation Of FASB Statement No. 60.”  The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation.  This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force (EITF) No. 03-6-1, “Determining Whether Instruments Granted In Share-Based Payment Transactions Are Participating Securities” (“FSP EITF No. 03-6-1”).  Under FSP EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) issued Issue No. 08-7, “Accounting For Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 applies to all acquired intangible assets in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive asset), assets that the acquirer will never actually use, as well as assets that will be used by the acquirer during a transition period when the intention of the acquirer is to discontinue the use of those assets. EITF 08-7 is effective as of January 1, 2009. The Company does not expect the adoption of EITF 08-7 to have a material impact on its financial statements.

On January 12, 2009 the FASB issued a final Staff Position (“FSP”) amending the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets to achieve more consistent determination of whether another-than-temporary impairment has occurred. This FSP does not have an impact on the Company at the present time.

On April 1, 2009 the FASB issued FSP FAS 141(R)-1 that amends and clarifies FASB No. 141 (revised 2007), Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination.

On April 9, 2009 the FASB issued three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. These FSPs do not have an impact on the Company at the present time.

On May 28, 2009 the FASB announced the issuance of SFAS 165, “Subsequent Events.” SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.

Stock Option and Stock Award Plan

The Company’s Amended and Restated 2008 Directors, Officers and Employees Stock Option Plan, which was originally approved by stockholders at the annual general meeting of the Company held on December 5, 2007, and subsequently amended by the shareholders on July 23, 2008, was established to enable the corporation to attract and retain the services of highly qualified and experienced directors, officers, employees and consultants and to give such persons an interest in the success of the Corporation and its subsidiaries.  The total number of shares currently authorized under the plan is 1,500,000.  The options and awards will be granted at the direction of the Board of Directors.  Options issued under the plan that are deemed to be incentive stock options will be priced at not less than 100% of the fair market value of the common shares at the date of the grant, subject to certain limitations for 10 percent shareholders.

Note 3.      Receivables

The  following schedule provides an analysis of the Company’s accounts receivable as of November 30,:

	2009	2008

Trade receivables	$12,873	$19,605
Tax recoverable on sale	16,511	34,927

	$29,384	$54,532

Note 4.  Capital Assets

The  following schedule provides an analysis of the Company’s capital assets as of November 30,:

			2009	2008
	Cost	Accumulated	Net book	Net book
		Depreciation	Value	Value

Land	$406,779	$-	$406,779	$406,779
Building	1,372,001		1,372,001	1,372,001
General equipment	1,556,017	54,210	1,501,807	1,503,120
Automotive equipment	2,502	1,538	964	1,097
Computer equipment	5,011	2,584	2,427	2,942

	$3,342,310	$58,332	$3,283,978	$3,285,939

Note 5.   Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has incurred a net operating loss of $2,918,262, which expires in 2029.  Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward.  Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

The components of the net deferred tax asset at May 31, 2009, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are indicated below:

May 31, 2009

Net Operating Loss	$ 2,918,262
Statutory Tax Rate	35%
Effective Tax Rate	---
Deferred Tax Asset	1,021,392
Valuation Allowance	(1,021,392)

Net Deferred Tax Asset	---

Note 6.   Stockholders’ Equity

The Company is authorized to issue 75 million shares of common stock at a par value of $0.001 and had 19,663,060 shares of common stock issued and outstanding as of May 31, 2009.

Note 7.   Stock-Based Compensation

In December 2004, FASB issued SFAS No. 123R, “Share-based Payment.” SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R is effective for the period ending December 31, 2006, and applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services. Under SFAS 123R, we are required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option.

In December 2007 and January 2008, the Board of Directors authorized the issuance of stock options to purchase an aggregate of 1,270,000 shares of common stock to current employees and members of our advisory board, of which 1,150,000 are currently outstanding. The options were issued with an exercise price of $1.00 per share, which was in excess of the estimated fair value per share of $0.50 on that date. In November 2008, the Board of Directors authorized the issuance of stock options to purchase an aggregate of 70,000 shares of common stock to current employees, all of which are currently outstanding.  The options were issued with an exercise price of $2.00 per share, which was equal to the estimated fair value per share of common stock on that date.  All options have a life of ten years and vest in equal amounts over a two year period beginning on the date of grant.

We recognized a total of $59,846 of share-based compensation expense in our consolidated statement of operations for May 31, 2009 associated with these stock option grants. There were no options issued or outstanding prior to December 1, 2007. As of May 31, 2009, there was $89,769 of total unrecognized compensation cost related to the unvested shares associated with these stock option grants which will be recognized over a weighted-average period of 1.33 years. We recognize compensation expense for our stock options on a straight-line basis over their vesting term. We will issue new shares upon exercise of the stock options.

We estimated the fair value of each stock based grant using the Black-Scholes option pricing method using the following assumptions.

Valuation Date	12/1/2007
Risk Free Interest Rate	3.5%
Expected Life(a)	10 years
Expected Volatility(b)	39%
Weighted Average Fair Value of Each Stock Option	$.186

(a)	As determined by the simplified method under Staff Accounting Bulletin 107. The options have a life of ten years.
(b)	The expected volatility of our common stock was estimated using an average of volatilities of publicly traded companies in similar renewable energy businesses.

Note 8.   Subsequent Events

On January 29, 2009, the Company received an executed subscription agreement from Softdiffusion S.A. for a total of 1,236,778 shares of common stock at $2.00 per share, or an aggregate investment of $2,473,556.  Pursuant to the terms of the subscription agreement, the Company accepted only $473,556 of the proposed investment and rejected the balance.  Softdiffusion S.A. paid the purchase price by delivering a promissory note with a principal balance of $473,556 to us on January 29, 2009.  On July 8, 2009 and August 27, 2009, Softdiffusion S.A. paid $100,000 and $37,500, respectively, to the Company, leaving a balance of $336,056 plus accrued interest outstanding under the promissory note.

Note 9.   Commitments

The Company is a party to an Exclusive Manufacturing Agreement with Turnkey Modular Systems Inc. (“TKMS”), pursuant to which (i) the Company purchased all intellectual property rights to the Denami 600 biodiesel processor in February 2008, and (ii) TKMS has agreed to act as the exclusive manufacturer of the Denami 600.  The total consideration paid by the Company to TKMS to purchase all rights to the Denami 600 is Four hundred and fifty thousand Canadian dollars (CDN$450,000), which was to be paid to TKMS in three installments, in cash or common stock of the Company, as follows: one hundred and fifty thousand dollars (CDN$150,000) within six months after the closing; one hundred and fifty thousand dollars (CDN$150,000) within twelve months after the closing; and one hundred and fifty thousand dollars (CDN$150,000) within eighteen months of the closing.  The Company has paid the obligations to TKMS as follows: (i) on March 3, 2008 the Company paid the first payment (CDN$150,000) by issuing 75,552 shares of common stock at USD $2.00 per share; (ii) on September 3, 2008, the Company paid the second payment (CDN$150,000) by issuing 70,983 shares of common stock at USD $2.00 per share; and (iii) on March 3, 2009, the Company paid the third and final payment (CDN$150,000) by issuing 58,303 shares of common stock at USD $2.00 per share.

Methes Energies Canada Inc. is a party to lease agreement for the Mississauga facility, and must pay, in addition to other amounts such as the Company’s pro rata share of taxes, the following amounts over the term of the lease:
	Annual Minimum Rent	Monthly Minimum Rent	Annual Rate Per Square Foot
Year 1	$54,936.88	$4,578.07	$8.69
Year 2	$55,252.50	$4,604.37	$8.74
Year 3	$55,568.23	$4,630.69	$8.79
Year 4	$55,883.97	$4,657.00	$8.84
Year 5	$56,199.71	$4,683.31	$8.89

On August 27, 2008, the Company agreed to purchase biodiesel processor equipment for a total of $2,140,000 (plus applicable taxes) for use in the Sombra facility.  A 20% deposit, or CDN $428,000, and applicable taxes were paid to the supplier.  On June 12, 2009, the Company’s previous order was modified, and it was agreed that the deposit will be applied in full to the purchase price of the modified equipment order.

The Company entered into a Non-Refundable Contribution Agreement with the Minister of Natural Resources of Canada for the Mississauga facility under the ecoENERGY for Biofuels program. Under this agreement, the Company may receive up to CDN $5,360,000 from the Canadian government in biodiesel production incentives.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
Methes Energies International Ltd.

We have audited the accompanying consolidated balance sheets of Methes Energies International Ltd.  as of November 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and for the  period from inception (December 23, 2004) to November 30, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Methes Energies International Ltd.  as of November 30, 2008 and 2007, and the results of its operations,  stockholders’ equity (deficit)  and its cash flows for the years then ended,  and for the period from inception (December 23, 2004) to November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has a liquidity problem, and requires funds for its operational activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC
Child, Van Wagoner & Bradshaw, PLLC
Certified Public Accountants
Salt Lake City, Utah
March  3, 2009 (except for Notes 8 and 9, which are dated September 15, 2009)

METHES ENERGIES INTERNATIONAL LTD. (A Development Stage Company) Consolidated Balance Sheets
	November 30,
	2008	2007
Current Assets
Cash and cash equivalents	$566,282	$1,334,410
Receivables	54,532	45,790
Income taxes	-	65,318
Inventory	162,099	14,226
Prepaid expenses	53,750	28,001
Total Current Assets	836,663	1,487,745

Capital Assets	3,285,939	1,044,769

Total Assets	$4,122,602	$2,532,514

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$237,516	$523,499
Accrued expenses	121,245	458,388
Total Current Liabilities	358,761	981,887

Stockholders’ Equity
Common stock, $0.001 par value, 75,000,000 shares authorized, 19,604,757 issued and outstanding in 2008, 17,415,000 in 2007	19,605	17,415
Additional paid in capital	6,283,062	2,235,969
Comprehensive (loss)	(222,018)	(1,969)
Accumulated (deficit)	(2,316,808)	(700,788)
Total Stockholders’ Equity	3,763,841	1,550,627

Total Liabilities And Stockholders’ Equity	$4,122,602	$2,532,514

The accompanying notes are an integral part of these financial statements.

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
Consolidated Statements of Operations

	YEAR ENDED NOVEMBER 30, 2008	YEAR ENDED NOVEMBER 30, 2007	FROM INCEPTION (December 23, 2004) TO NOVEMBER 30, 2008
REVENUE
Biodiesel	$104,623	$49,235	$153,858
Feedstock	4,150	54,368	58,518
Fuel	-	-	50,957
	108,773	103,603	263,333
Cost of goods sold	106,553	6,621	113,174
GROSS PROFIT	2,220	96,982	150,159

OPERATING EXPENSES
Professional fees	179,931	59,053	245,030
Consulting fees	-	39,164	109,676
Research and development	177,393	68,525	414,482
Salaries	487,974	210,980	710,626
	845,298	377,722	1,479,814

Operating (Loss)	(843,078)	(280,740)	(1,329,655)
Other expenses (income)
Interest expense	-	33,773	33,773
Interest (income)	(7,644)	-	(7,644)
Other expenses (including stock option expenses of $89,769 in 2008)	780,586	210,335	1,045,703
Net income (loss) before income taxes	(1,616,020)	(524,848)	(2,401,487)
Income tax benefit	-	-	84,679

Net (Loss)	$(1,616,020)	$(524,848)	$(2,316,808)

Net (Loss) Per Common Share Basic	$(0.087)	$(0.054)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	18,528,664	9,768,080

The accompanying notes are an integral part of these consolidated financial statements.

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FROM INCEPTION TO NOVEMBER 30, 2008

	Common Stock
	Shares	Amount	Additional paid in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity (Deficit)

Balance at December 23, 2004 (Date of Inception)	-	$-	$-	$-	$-	$-

Issuance of common stock	5,695,000	5,695	23,872	-	-	29,567

Loss to November 30, 2005	-	-	-	(10,054)	(415)	(10,469)

Balance at November 30, 2005	5,695,000	5,695	23,872	(10,054)	(415)	19,098

Loss to November 30, 2006	-	-	-	(165,886)	726	(165,160)

Balance at November 30, 2006	5,695,000	5,695	23,872	(175,940)	311	(146,062)

Issuance of common stock for cash at $0.0025 per share on June 27, 2007	1,500,000	1,500	2,250	-	-	3,750

Issuance of common stock for cash at $0.0025 per share on September 5, 2007	6,500,000	6,500	9,750	-	-	16,250

Subsidiary debt contributed	-	-	258,357	-	-	258,357

Issuance of common stock for cash at $0.50 per share from September 11 to November 15, 2007	3,720,000	3,720	1,856,280	-	-	1,860,000

Capital contribution by officer	-	-	85,460	-	-	85,460

Loss to November 30, 2007	-	-	-	(524,848)	(2,280)	(527,128)
Balance at November 30, 2007	17,415,000	17,415	2,235,969	(700,788)	(1,969)	1,550,627

The accompanying notes are an integral part of these financial statements.

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FROM INCEPTION TO NOVEMBER 30, 2008

	Common Stock
	Shares	Amount	Additional paid in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity

Balance at November 30, 2007	17,415,000	$17,415	$2,235,969	$(700,788)	$(1,969)	$1,550,627

Issuance of common stock for cash at $0.50 per share on January 07, 2008	280,000	280	139,720	-	-	140,000

Issuance of common stock for cash at $2.00 per share on February 29, 2008	50,000	50	99,950	-	-	100,000

Issuance of common stock to settle debt at $2.00 per share on March 3, 2008	75,552	76	151,028	-	-	151,104

Issuance of common stock for cash at $2.00 per share on March 12, 2008	75,400	75	150,725	-	-	150,800

Issuance of common stock for cash at $2.00 per share on April 25, 2008	50,000	50	99,950	-	-	100,000

Issuance of common stock for cash at $2.00 per share on May 8, 2008	301,250	301	602,199	-	-	602,500

Issuance of common stock for cash at $2.00 per share on May 29, 2008	202,500	203	404,797	-	-	405,000

Issuance of common stock for cash at $2.00 per share on June 23, 2008	611,572	611	1,222,533	-	-	1,223,144

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FROM INCEPTION TO NOVEMBER 30, 2008

	Common Stock
	Shares	Amount	Additional paid in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity

Issuance of common stock for cash at $2.00 per share on June 25, 2008	25,000	$25	$49,975	$-	$-	$50,000

Issuance of common stock for cash at $2.00 per share on July 18, 2008	50,000	50	99,950	-	-	100,000

Issuance of common stock options of employees and officers on July 23, 2008	-	-	56,599	-	-	56,599

Issuance of common stock for cash at $2.00 per share on August 8, 2008	200,000	200	399,800	-	-	400,000

Issuance of common stock for cash at $2.00 per share on August 15, 2008	50,000	50	99,950	-	-	100,000

Issuance of common stock to settle debt at $2.00 per share on September 3, 2008	70,983	71	141,895	-	-	141,966

Issuance of common stock for cash at $2.00 per share on October 6, 2008	147,500	148	294,852	-	-	295,000

Issuance of common stock options of employees and officers on July 23, 2008	-	-	28,299	-		28,299

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FROM INCEPTION TO NOVEMBER 30, 2008

	Common Stock
	Shares	Amount	Additional paid in Capital	Accumulated (Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity

Issuance of common stock options of employees and officers on November 20, 2008	-	$-	$4,871	$-	$-	$4,871

Loss to November 30, 2008	-	-	-	(1,616,020)	(220,049)	(1,836,069)

Balance at November 30, 2008	19,604,757	$19,605	$6,283,062	$(2,316,808)	$(222,018)	$3,763,841

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
Consolidated Statements of Cash Flows

	Year Ended November 30, 2008	Year Ended November 30, 2007	From Inception (December 23, 2004) TO November 30, 2008
Operating activities
Net income (loss) for the period	$(1,616,020)	$(524,848)	$(2,316,808)
Adjustments to reconcile net (loss) to net cash provided
by (used in) operations
Depreciation	27,325	10,703	42,283
Noncash stock compensation	89,769	-	89,769
Changes in operating assets and liabilities:
Receivables	(8,742)	(35,604)	(54,532)
Income taxes	65,318	22,586	-
Inventory	(147,873)	(14,226)	(162,099)
Prepaid expenses	(25,749)	(28,001)	(53,750)
Accounts payable	(285,983)	515,286	237,516
Accrued expenses	(337,144)	-	(328,440)
Net cash provided by (used in) operating activities	(2,239,099)	(54,104)	(2,546,061)

Investing activities
Acquisition of capital assets	(2,268,494)	(586,099)	(2,878,537)
Net cash used in investing activities	(2,268,494)	(586,099)	(2,878,537)

Financing activities
Issuance of common stock	2,190	11,720	19,605
Additional paid in capital	3,957,324	1,953,740	6,193,293
Net cash provided by financing activities	3,959,514	1,965,460	6,212,898

Effects of exchange rates on cash	(220,049)	(2,280)	(222,018)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(768,128)	1,322,977	566,282
Cash and cash equivalents at beginning of period	1,334,410	11,433	-

CASH & CASH EQUIVALENTS AT END OF PERIOD	$566,282	$1,334,410	$566,282

Supplemental disclosures of cash flow information: Cash paid during period for:
Interest	-	33,773	33,773
Non-cash investing and financing activities:
During 2007, Subsidiary debt of $258,357 was
converted to equity.
Equipment with a cost of $449,685 was acquired by
incurring accrued expenses in the same amount, during
2007.  In 2008, two payments of CDN$150,000 have
been paid in shares.

The accompanying notes are an integral part of these consolidated financial statements.

METHES ENERGIES INTERNATIONAL LTD.
(A Development Stage Company)
Notes to Consolidated Financial Statements
November 30, 2008

Note 1.   Nature and Continuance of Operations.

Methes Energies International Ltd. (“Methes International” and together with its subsidiaries unless the context otherwise requires, the “Company”) was incorporated in the State of Nevada on June 27, 2007.  The Company is a “Development Stage Company” as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7.

These consolidated financial statements have been prepared on a going concern basis.  The Company has incurred losses since inception resulting in an accumulated deficit of $2,316,808, but future profit is anticipated in the development of its business.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital.

Note 2.   Summary of Significant Accounting Policies.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. Dollars.  The Company’s fiscal year-end is November 30.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements for fiscal years ended November 30, 2008 and 2007, and from inception, include the Company and its wholly owned subsidiaries Methes Energies Canada and Methes Energies USA.  All significant inter-company accounts and transactions have been eliminated.  Methes Energies Canada (“Methes Canada”) was incorporated on December 23, 2004, and became a wholly owned subsidiary of the Company on September 17, 2007.  Methes Energies USA (“Methes USA”) was incorporated as the wholly owned subsidiary of the Company on June 27, 2007.  The historical financial statements are those of Methes Canada from inception on  December 23, 2004 thru September 17, 2007 and the combined operations of the Company, Methes Canada and Methes USA from September 17, 2007 to present.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, and all highly liquid investments with an original maturity of three months or less, to be cash equivalents.

Inventory

The Company’s inventory consists of feedstocks products and biodiesel products and is valued at the lesser of cost or net realizable value using the average cost method.

Revenue Recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements.”  Under SAB 104, product revenues (or service revenues) are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or service has been performed), the sales price is fixed and determinable and collectability is reasonably assured. Revenue from sales of our Denami 600 biodiesel processors is recognized when the Company has concluded arrangements with customers and the product is shipped. The Company has not experienced any material expense in satisfying warranties and returns. The Company recognizes biodiesel sales upon delivery to the purchaser based upon the sales method.

Biodiesel Equipment Costs

The Company has been in a development stage since the incorporation of Methes Canada in December 2004 and the subsequent incorporation of the Company and Methes USA in June 2007.  The Company has begun consistently generating revenues from operations in the past few months.  The Company is primarily engaged in sale of biodiesel processors and the production of biodiesel.  Biodiesel machine acquisition and development costs are capitalized to long-term assets until the machine is in operation.  The costs will be amortized using the units-of-production method over the estimated life of the machine.

Financial Instruments

The carrying value of cash and prepaid expenses approximates their fair value because of the short-term maturity of these instruments.  The Company’s operations are currently concentrated in Canada, and accordingly, virtually all of its assets give rise to significant exposure to market risks from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash.  Cash is deposited with high quality credit institutions.  The Company has $383,498 on deposit at one institution, which is $133,498 in excess of the $250,000 FDIC insured amount.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar.  Occasional transactions may occur in Canadian dollars and management has adopted SFAS No. 52 “Foreign Currency Translation.”  Monetary assets denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date.  Average monthly rates are used to translate revenues and expenses.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Income Taxes

Potential tax benefits from net operating losses and foreign tax credit carry forwards are not recognized by the Company until realization is more likely than not.  The Company adopted SFAS No. 109 at its inception.  Pursuant to SFAS No. 109, the Company is required to compute tax asset benefits for net operating losses and credits carried forward. Potential tax benefits from net operating losses and credits have not been recognized in the financial statements to date because management has not determined that it is more likely than not that the Company will realize the net operating losses carried forward in future years.

Stock-based Compensation

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS No. 148”), an amendment of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”).  The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information.

On December 1, 2006, we adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. We use the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. We have elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on December 1, 2006.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18.  Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable.  The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 (“FIN 44”), which provides guidance as to certain applications of APB 25.

Comprehensive Loss

SFAS No. 130 “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements.  As at November 30, 2008, the Company has items that represent a comprehensive loss and, therefore, has included a schedule of comprehensive loss in the financial statements.

Capital Assets

Capital assets are recorded at cost less accumulated depreciation. Depreciation is applied on the declining balance basis to write off the cost of capital assets over their estimated lives are as follows:

Building	5%
General equipment	20%
Automotive equipment	30%
Computer equipment	45%

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128 “Earnings per Share.”  SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method.  In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statements No. 141 (revised 2007), “Business Combinations” (“FAS 141(R)”) and No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). These standards aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of FAS 141 (R) and FAS 160 are effective for the fiscal year beginning December 1, 2009. We are currently evaluating the provisions of FAS 141(R) and FAS 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.”  This new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”

In May 2008, the FASB issued Statement No. 163, “Accounting for Finance Guarantee Insurance Contracts – An Interpretation of FASB Statement No. 60.”  The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation.  This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

Stock Option and Stock Award Plan

The Company’s Amended and Restated 2008 Directors, Officers and Employees Stock Option Plan, which was originally approved by stockholders at the annual general meeting of the Company held on December 5, 2007, and subsequently amended by the shareholders on July 23, 2008, was established to enable the corporation to attract and retain the services of highly qualified and experienced directors, officers, employees and consultants and to give such persons an interest in the success of the Corporation and its subsidiaries.  The total number of shares currently authorized under the plan is 1,500,000.  The options and awards will be granted at the direction of the Board of Directors.  Options issued under the plan that are deemed to be incentive stock options will be priced at not less than 100% of the fair market value of the common shares at the date of the grant, subject to certain limitations for 10 percent shareholders.

Note 3.   Accounts Receivable

The  following schedule provides an analysis of the Company’s accounts receivable as of November 30:

	2008	2007

Trade receivables	$19,605	$15,685
Tax recoverable on sale	34,927	30,105

	$54,532	$45,790

Note 4.   Capital Assets

The  following schedule provides an analysis of the Company’s capital assets as of November 30:

			2008	2007
		Accumulated	Net book	Net book
	Cost	Depreciation	Value	Value

Land	$406,779	$-	$406,779	$-
Building	1,372,001	-	1,372,001	-
General equipment	1,541,929	38,809	1,503,120	1,040,532
Automotive equipment	2,502	1,405	1,097	1,546
Computer equipment	5,011	2,069	2,942	2,691

	$3,328,222	$42,283	$3,285,939	$1,044,769

Note 5.   Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has incurred an accumulated (deficit) of $2,316,808, which expires in 2028.  Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward.  Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

The components of the net deferred tax asset at November 30, 2008, the statutory tax rate, the effective tax rate, and the elected amount of the valuation allowance are indicated below:

	November 30, 2008

Net Operating Loss		$2,316,808
Statutory Tax Rate		35%
Effective Tax Rate		---
Deferred Tax Asset		810,883
Valuation Allowance		(810,883)

Net Deferred Tax Asset	$	---

Note 6.   Stockholders’ Equity

The Company is authorized to issue 75 million shares of common stock at a par value of $0.001 and had 19,604,757 and 17,415,000 shares of common stock issued and outstanding as of November 30, 2008 and 2007, respectively.

Note 7.   Stock-Based Compensation

In December 2007 and January 2008, the Board of Directors authorized the issuance of stock options to purchase an aggregate of 1,270,000 shares of common stock to current employees and members of our advisory board, of which 1,150,000 are currently outstanding. The options were issued with an exercise price of $1.00 per share, which was in excess of the estimated fair value per share of $0.50 on that date. In November 2008, the Board of Directors authorized the issuance of stock options to purchase an aggregate of 70,000 shares of common stock to current employees, all of which are currently outstanding.  The options were issued with an exercise price of $2.00 per share, which was equal to the estimated fair value per share of common stock on that date.  All options have a life of ten years and vest in equal amounts over a two year period beginning on the date of grant.

We recognized a total of $89,769 of share-based compensation expense in our consolidated statement of operations for November 30, 2008 associated with these stock option grants. There were no options issued or outstanding prior to December 1, 2007. As of November 30, 2008, there was $149,615 of total unrecognized compensation cost related to the unvested shares associated with these stock option grants which will be recognized over a weighted-average period of 1.33 years. We recognize compensation expense for our stock options on a straight-line basis over their vesting term. We will issue new shares upon exercise of the stock options.

We estimated the fair value of each stock based grant using the Black-Scholes option pricing method using the following assumptions.

Valuation Date	12/1/2007
Risk Free Interest Rate	3.5%
Expected Life(a)	10 years
Expected Volatility(b)	39%
Weighted Average Fair Value of Each Stock Option	$.186

(a)	As determined by the simplified method under Staff Accounting Bulletin 107. The options have a life of ten years.
(b)	The expected volatility of our common stock was estimated using an average of volatilities of publicly traded companies in similar renewable energy businesses.

Note 8.   Subsequent Events

On January 29, 2009, the Company received an executed subscription agreement from Softdiffusion S.A. for a total of 1,236,778 shares of common stock at $2.00 per share, or an aggregate investment of $2,473,556.  Pursuant to the terms of the subscription agreement, the Company accepted only $473,556 of the proposed investment and rejected the balance.  Softdiffusion S.A. paid the purchase price by delivering a promissory note with a principal balance of $473,556 to the company on January 29, 2009.  On July 8, 2009 and August 27, 2009, Softdiffusion S.A. paid $100,000 and $37,500, respectively, to the Company, leaving a balance of $336,056 plus accrued interest outstanding under the promissory note.

Notwithstanding receipt of the promissory note, for accounting purposes, the Company has elected to treat the underlying shares as issued only when and to the extent payment has been made under the promissory note.

Note 9.   Commitments

The Company is a party to an Exclusive Manufacturing Agreement with Turnkey Modular Systems Inc. (“TKMS”), pursuant to which (i) the Company purchased all intellectual property rights to the Denami 600 biodiesel processor in February 2008, and (ii) TKMS has agreed to act as the exclusive manufacturer of the Denami 600.  The total consideration paid by the Company to TKMS to purchase all rights to the Denami 600 is Four hundred and fifty thousand Canadian dollars (CDN$450,000), which was to be paid to TKMS in three installments, in cash or common stock of the Company, as follows: one hundred and fifty thousand dollars (CDN$150,000) within six months after the closing; one hundred and fifty thousand dollars (CDN$150,000) within twelve months after the closing; and one hundred and fifty thousand dollars (CDN$150,000) within eighteen months of the closing.  The Company has paid the obligations to TKMS as follows:  (i) on March 3, 2008 the Company paid the first payment (CDN$150,000) by issuing 75,552 shares of common stock at USD $2.00 per share; (ii) on September 3, 2008, the Company paid the second payment (CDN$150,000) by issuing 70,983 shares of common stock at USD $2.00 per share; and (iii) on March 3, 2009, the Company paid the third payment (CDN$150,000) by issuing 58,303 shares of common stock at USD $2.00 per share.

Methes Energies Canada Inc. has a lease with a minimum rent, the annual amounts based upon annual rates per square foot of the gross floor area (6,319 square feet) all as set out in the following table.  For and during the term of five (5) years commencing on the 1st day of January, 2008 and from thenceforth next ensuing and fully to be completed and ended on the 31st day of December, 2012.

	Annual Minimum Rent	Monthly Minimum Rent	Annual Rate Per Square Foot
Year 1	$54,936.88	$4,578.07	$8.69
Year 2	$55,252.50	$4,604.37	$8.74
Year 3	$55,568.23	$4,630.69	$8.79
Year 4	$55,883.97	$4,657.00	$8.84
Year 5	$56,199.71	$4,683.31	$8.89

On August 27, 2008, the Company agreed to purchase biodiesel processor equipment for a total of $2,140,000 (plus applicable taxes) for use in the Sombra facility.  A 20% deposit, or CDN $428,000, and applicable taxes were paid to the supplier.  On June 12, 2009, the Company’s previous order was modified, and it was agreed that the deposit will be applied in full to the purchase price of the modified equipment order.

The Company entered into a Non-Refundable Contribution Agreement with the Minister of Natural Resources of Canada for the Mississauga facility under the ecoENERGY for Biofuels program. Under this agreement, the Company may receive up to CDN $5,360,000.00 from the Canadian government in biodiesel production incentives.

PROSPECTUS

METHES ENERGIES INTERNATIONAL LTD.

4,974,962 Shares of Common Stock

Offered by Selling Shareholders

You should rely only on the information contained in this prospectus to make your investment decision.  We have not authorized anyone to provide you with information different from or in addition to the information contained in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

For investors outside the United States:  We have not taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required.  You are required to inform yourself about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Until ____________, 20__, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

The following table presents the expenses of the issuance and distribution of the common stock being registered, all of which will be paid by us.  All amounts are estimates except the SEC registration fee.

SEC registration fee	$551.21
Printing expenses	$5,000
Legal fees and expenses	$35,000
Accounting fees and expenses	$7,000
Miscellaneous fees and expenses	$--
Total	$47,551.21

Item 14.  Indemnification of Directors and Officers.

Our Bylaws provide that, to the fullest extent legally permissible by Chapter 78 of the Nevada Revised Statutes (“NRS”), we must indemnify and hold harmless any person made a party or threatened to be made a party to any action, suit or proceeding by reason of the fact that the person is or was a director or officer of the Company.  We may pay for or reimburse the expenses, liabilities and losses reasonably incurred by any current or former officer or director in advance of the final disposition of the proceeding if the person sets forth in writing an agreement to repay all advances if it is ultimately determined that the person is not entitled to such indemnification.  Our Bylaws also provide that the board of directors may cause the Company to maintain insurance covering our current and former officers and directors against any liability asserted against such person and incurred in their capacity or arising out of their status an officer or director of the Company.

NRS Section 78.502, provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.502(1) or 78.502(2), or in defense of any claim, issue or matter therein.

NRS Section 78.502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Item 15.  Recent Sales of Unregistered Securities.

The information presented below describes sales and issuances of securities by Methes International since June 27, 2007, the date of our incorporation, which were not registered under the Securities Act of 1933, as amended.  The information presented below regarding the aggregate consideration received is provided before deduction of offering and other related expenses.  Unless otherwise indicated below, (i) the consideration for all such sales and issuances, other than issuances of stock options, was cash and is expressed in United States Dollars and (ii) the securities were issued pursuant to Regulation S.

Sales of Common Stock

On June 27, 2007, we sold 1,500,000 shares of common stock to Michel G. Laporte for an aggregate price of $3,750.

Pursuant to a series of Share Exchange Agreements each dated September 5, 2007, we effected an exchange of shares of our common stock for an equal number of shares of the common stock of Methes Energies Inc., with each of the individuals listed below (the “Share Exchange”).  Upon completion of the Share Exchange, Methes Energies Inc. became a wholly owned subsidiary of Methes International.

Name	Shares of Methes Energies Inc. Common Stock Exchanged	Shares of Methes Energies International Ltd. Common Stock Acquired

Abraham Dyck	1,666,667	1,666,667
Han Swoong (Nicholas) Ng	1,666,667	1,666,667
Johann (John) Loewen	1,666,666	1,666,666
Kah Yee Chang	100,000	100,000
Cornelius Friesen	44,000	44,000
Emmerich Reinhardt	60,000	60,000
Helena Reimer	339,000	339,000
Herman Friesen	44,000	44,000
Lloyd Peters	108,000	108,000

On September 5, 2007, we sold 970,000 shares of common stock to Blanca Holdings Limited for an aggregate price of $2,425.

On September 5, 2007, we sold 800,000 shares of common stock to Adventure Overseas Holding Corp. for an aggregate price of $2,000.

On September 5, 2007, we sold 780,000 shares of common stock to Quattro Investments Ltd. for an aggregate price of $1,950.

On September 5, 2007, we sold 700,000 shares of common stock to Keystone Investments Inc.  for an aggregate price of $1,750.

On September 5, 2007, we sold 1,350,000 shares of common stock to New Shore Inc. for an aggregate price of $3,375.

On September 5, 2007, we sold 650,000 shares of common stock to World Asset Management Inc.  for an aggregate price of $1,625.

On September 5, 2007, we sold 1,250,000 shares of common stock to Marketing Management Group, Inc. for an aggregate price of $3,125.

On September 11, 2007, we sold 229,999 shares of common stock to Capital Management Inc. for an aggregate price of $114,999.50.

On September 12, 2007 we sold 1,280,001 shares of common stock to World Asset Management Inc. for an aggregate price of $640,000.50.

On September 14, 2007, we sold 300,000 shares of common stock to Lakatha Management Ltd.  for an aggregate price of $150,000.

On October 4, 2007, we sold 290,000 shares of common stock to T.C.B. Investco Inc. for an aggregate price of $145,000.

On October 5, 2007, we sold 20,000 shares of common stock to Richard Schindler for an aggregate price of $10,000.

On October 5, 2007, we sold 150,000 shares of common stock to MMTC Lighthouse Inc. for an aggregate price of $75,000.

On October 19, 2007, we sold 180,000 shares of common stock to Sowin Inc. for an aggregate price of $90,000.

On October 26, 2007, we sold 1,170,000 shares of common stock to Green Biofuel LLC pursuant to Rule 506 of Regulation D for an aggregate price of $585,000.

On November 15, 2007, we sold 100,000 shares of common stock to Gestion Marc Blais Inc. for an aggregate price of $50,000.

On January 7, 2008, we sold 180,000 shares of common stock to World Asset Management Inc.  for an aggregate price of $90,000.

On January 7, 2008, we sold 100,000 shares of common stock to KCMG Strategies Inc. for an aggregate price of $50,000.

On February 29, 2008, we sold 50,000 shares of common stock to World Asset Management Inc. for an aggregate price of $100,000.

On March 3, 2008, we issued 75,552 shares of common stock to Turnkey Modular Systems for an aggregate price of $151,104.   The shares were issued to Turnkey Modular Systems as payment for services performed pursuant to that certain Exclusive Manufacturing Agreement attached as Exhibit 10.8 to this Registration Statement.

On March 12, 2008, we sold 75,400 shares of common stock to Glenn Canuel for an aggregate price of $150,800.

On April 25, 2008, we sold 50,000 shares of common stock to Michael Spencer pursuant to Rule 506 of Regulation D for an aggregate price of $100,000.

On May 8, 2008, we sold 26,250 shares of common stock to TCB Investco Inc. for an aggregate price of $52,500.

On May 8, 2008, we sold 75,000 shares of common stock to Softdiffusion SA. for an aggregate price of $150,000.

On May 8, 2008, we sold 200,000 shares of common stock to Helios International Inc. for an aggregate price of $400,000.

On May 29, 2008, we sold 50,000 shares of common stock to Firstwave Trading Group Inc. for an aggregate price of $100,000.

On May 29, 2008, we sold 27,500 shares of common stock to Nino Inc. for an aggregate price of $55,000.

On May 29, 2008, we sold 125,000 shares of common stock to Softdiffusion SA. for an aggregate price of $250,000.

On June 23, 2008, we sold 461,572 shares of common stock to Adventure Overseas Holding Corp.  for an aggregate price of $923,144.

On June 23, 2008, we sold 50,000 shares of common stock to 123 ForexGroup Ltd. for an aggregate price of $100,000.

On June 23, 2008, we sold 100,000 shares of common stock to Softdiffusion SA. for an aggregate price of $200,000.

On June 25, 2008, we sold 25,000 shares of common stock to AIR Biodiesel, LLC pursuant to Rule 506 of Regulation D for an aggregate price of $50,000.

On July 18, 2008, we sold 50,000 shares of common stock to Softdiffusion SA. for an aggregate price of $100,000.

On August 8, 2008, we sold 200,000 shares of common stock to Corporacion Andalucia de Alajuela, S.A. for an aggregate price of $400,000.

On August 15, 2008, we sold 50,000 shares of common stock to Corporacion Andalucia de Alajuela, S.A. for an aggregate price of $100,000.

On September 3, 2008, we issued 70,983 shares of common stock to Turnkey Modular Systems for an aggregate price of $141,966. The shares were issued to Turnkey Modular Systems as payment for services performed pursuant to that certain Exclusive Manufacturing Agreement attached as Exhibit 10.8 to this Registration Statement.

On October 6, 2008, we sold 47,500 shares of common stock to Softdiffusion S.A. for an aggregate price of $95,000.

On October 6, 2008, we sold 75,000 shares of common stock to Dents Net Inc. for an aggregate price of $150,000.

On October 6, 2008, we sold 25,000 shares of common stock to Villa Vera Inc. for an aggregate price of $50,000.

On January 29, 2009, we sold 236,778 shares of common stock to Softdiffusion S.A. for an aggregate price of $473,556.  As consideration for the shares, Sofdiffusion S.A. executed and delivered to us a promissory note dated January 29, 2009 in the principal amount of $473,556.  On July 8, 2009 and August 27, 2009, Softdiffusion paid $100,000 and $37,500, respectively, in cash to the company to pay down principal and interest on the promissory note.

On March 3, 2009, we issued 58,303 shares of common stock to Turnkey Modular Systems Inc. for an aggregate price of $116,606.  The shares were issued to Turnkey Modular Systems as payment for services performed pursuant to that certain Exclusive Manufacturing Agreement attached as Exhibit 10.8 to this Registration Statement.

Stock Options

Since December 5, 2007, we have issued to directors, officers and employees options to purchase an aggregate of 1,220,000 shares of common stock under our Amended and Restated 2008 Directors, Officers and Employees Stock Option Plan at an exercise price of $1.00 or $2.00 per share.  The issuance of stock options and the common stock issuable upon the exercise of such options to directors, officers and employees were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act.

Item 16.  Exhibits and Financial Statements.

The exhibits listed in the Index of Exhibits to this registration statement are hereby incorporated by reference.

Item 17.  Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)   To file, during any period in which it offers or sales are being made, a post effective amendment to this registration statement;

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange  Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by  reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)  That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser;

(6)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the  registrant has been advised that in the opinion of the Securities and Exchange Commission such  indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its  counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on September 24, 2009.

By:	/s/ Michel G. Laporte
Michel G. Laporte
Director, President, Treasurer and Secretary
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michel G. Laporte and Richard St-Julien, and each of them, his attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this registration statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michel G. Laporte	Director, President, Treasurer and	September 24, 2009
Michel G. Laporte	Secretary (Principal Executive Officer)

/s/ Daniel Julien	Chief Financial Officer	September 24, 2009
Daniel Julien	(Principal Financial and Accounting Officer

/s/ Kebir Ratnani	Director	September 24, 2009
Kebir Ratnani

INDEX TO EXHIBITS

The following exhibits are filed herewith as indicated below:

Exhibit No.	Exhibit

3.1	Articles of Incorporation

3.2	2009 Amended and Restated Bylaws

3.3	Certificate of Amendment to Articles of Incorporation

4.1	Amended and Restated 2008 Directors, Officers and Employees Stock Option Plan

5.1	Opinion of Stoel Rives LLP *

10.1	Share Exchange Agreement by and among Global Biodiesel Ltd., Methes Energies Inc., Johann Loewen, Han Swoon Ng, and Abraham Dyck dated September 5, 2007

10.2	Form of Share Exchange Agreement

10.3	Form of Incentive Stock Option Agreement

10.4	Form of Non-Statutory Stock Option Agreement

10.5	Form of Subscription Agreement (U.S. Residents)

10.6	Form of Subscription Agreement (Non-U.S. Residents)

10.7	Letter of Intent with Gulf Hydrocarbon dated July 13, 2007

10.8	Exclusive Manufacturing Agreement dated September 4, 2007, by and between Methes Energies Canada Inc. and Turnkey Modular Systems Inc. , as amended by letter agreement dated August 21, 2008 (CTR) *

10.9	Lease Agreement dated November 5, 2007, by and between Methes Energies Canada Inc. and The Erin Mills Development Corporation

10.10	Agreement dated December 24, 2007, by and between Methes Energies Canada Inc. and Scrap Metal Co-ordinators Inc.

10.11
Agreement of Purchase and Sale dated February 28, 2008, by and between Scrap Metal Co-ordinators Inc., through DTZ Barnicke Limited, and Methes Energies Canada Inc., as amended by Amendment to Agreement of Purchase and Sale dated April 30, 2008, Amending Agreement dated July 15, 2008, and Amendment to Agreement of Purchase and Sale dated July 23, 2008. *

10.12	Letter of Intent with Gulf Hydrocarbon dated April 28, 2008

10.13	Purchase Order No. 360 dated August 27, 2008 issued by Methes Energies Canada Inc. to Turnkey Modular Systems Inc., as amended by Purchase Order No. 485 dated June 12, 2009 (CTR)*

10.14	Promissory Note dated January 29, 2009, executed by Softdiffusion S.A. and delivered to Methes Energies International Ltd.

10.15	Private Sidetrack Agreement, effective as of June 4, 2009, by and between CSX Transportation, Inc. and Methes Energies Canada, Inc.

21.1	Subsidiaries of Methes Energies International Ltd.

23.1	Consent of Child, Van Wagoner & Bradshaw, PLLC

23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1) *

24.1	Power of Attorney (included on signature page)
__________________

(CTR)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
*	To be filed by amendment.